As filed with the Securities and Exchange Commission on October 6, 2005
Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Capitol Bancorp Ltd.
(Exact name of registrant as specified in its charter)

MICHIGAN	6711	38-2761672
(STATE OR OTHER JURISDICTION OF	(PRIMARY	(I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)	STANDARD	IDENTIFICATION NO.)
	INDUSTRIAL
	CLASSIFICATION
	CODE NUMBER)
Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
(517) 487-6555
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Cristin Reid English, Esq.
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
(517) 487-6555
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Phillip D. Torrence, Esq.
Miller, Canfield, Paddock and Stone, PLC
444 W. Michigan Ave.
Kalamazoo, Michigan 49007
(269) 383-5804
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐
CALCULATION OF REGISTRATION FEE

Title Of Each		Proposed Maximum	Proposed Maximum
Class Of Securities	Amount To Be	Offering Price	Aggregate Offering	Amount Of
Being Registered	Registered (1)	Per Share	Price (2)	Registration Fee
Common stock (no par value)	176,223	$31.56	$5,561,597.80	$654.60

(1)	Based on 353,400 shares of common stock, $10.00 par value, of Bank of Las Vegas (“BOLV”), which is the maximum number of shares of BOLV common stock (excluding shares held by Capitol Bancorp Limited (“Capitol”)) that may be issued and outstanding immediately prior to the consummation of the exchange transaction and 52,000 stock options of BOLV outstanding, multiplied by the proposed estimated exchange ratio of .434690.
(2)	Pursuant to Rules 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, the registration fee has been calculated based on a price of $31.56 per share of Capitol common stock (the average of the high and low price per share of common stock of Capitol as reported on the New York Stock Exchange on October 5, 2005), and the estimated exchange ratio of .434690 Capitol shares that may be issued in the consummation of the exchange transaction contemplated.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT/PROSPECTUS
PROPOSED PLAN OF SHARE EXCHANGE
     The Board of Directors of Bank of Las Vegas (“BOLV”) has approved a Plan of Share Exchange that contemplates the exchange of the shares of BOLV common stock held by all shareholders other than Capitol Bancorp Limited (“Capitol”). Capitol currently holds a controlling interest of BOLV’s common stock. As a result of the exchange, BOLV will become a wholly-owned subsidiary of Capitol.
     If the exchange is approved, each share of BOLV common stock will be converted into the right to receive Capitol common stock according to an exchange ratio. The exchange ratio will be calculated by dividing 150% of the fully-diluted book value per share of BOLV common stock as of September 30, 2005, by the average closing prices of Capitol’s common stock for the month ended September 30, 2005. If the exchange ratio was calculated using 150% of the fully-diluted book value per share of BOLV common stock as of August 31, 2005 ($14.692012) and the average closing price of Capitol common stock for the month ended August 31, 2005 ($33.653910), each shareholder of BOLV would receive in the exchange .434690 shares of Capitol common stock for each share of BOLV common stock.
     Capitol estimates that Capitol will issue approximately 153,619 shares of Capitol common stock to BOLV shareholders in the exchange, but could be more if any of BOLV’s stock options are exercised prior to the exchange. Those shares will represent less than 5% of the outstanding Capitol common stock after the exchange. Capitol’s common stock currently trades on the New York Stock Exchange under the symbol “CBC.”
     BOLV’s Board of Directors has scheduled a special meeting of BOLV shareholders to vote on the Plan of Share Exchange. The attached proxy statement/prospectus includes detailed information about the time, date and place of the shareholders’ meeting.
     This document gives you detailed information about the meeting and the proposed exchange. You are encouraged to read this document carefully. IN PARTICULAR, YOU SHOULD READ THE “RISK FACTORS” SECTION BEGINNING ON PAGE 15 FOR A DESCRIPTION OF VARIOUS RISKS YOU SHOULD CONSIDER IN EVALUATING THE EXCHANGE OF YOUR BOLV COMMON STOCK FOR CAPITOL’S COMMON STOCK.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This proxy statement/prospectus is dated October      , 2005, and is first being mailed to shareholders of BOLV on or about October      , 2005.

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TABLE OF CONTENTS — Continued

ANSWERS TO
FREQUENTLY ASKED QUESTIONS

Q:	Why am I receiving these materials?

A:	BOLV’s Board of Directors has approved the exchange of BOLV’s common stock not owned by Capitol for shares of common stock of Capitol. The exchange requires the approval of BOLV’s shareholders. BOLV is sending you these materials to help you decide whether to approve the exchange.

Q:	What will I receive in the exchange?

A:	You will receive shares of Capitol common stock, which are publicly traded currently on the New York Stock Exchange under the symbol “CBC.” Based on information as of August 31, 2005, if the exchange is approved, you would receive approximately .434690 shares of Capitol common stock for each share of BOLV common stock you own. The actual exchange ratio will be different, using information as of and for the period ended September 30, 2005. Any fractional shares will be paid in cash.

Q:	What do I need to do now?

A:	After you have carefully read this document, indicate on the enclosed proxy card how you want to vote. Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible. You should indicate your vote now even if you expect to attend the shareholders’ meeting and vote in person. Indicating your vote now will not prevent you from later canceling or revoking your proxy right up to the day of the shareholders’ meeting and will ensure that your shares are voted if you later find you cannot attend the shareholders’ meeting.

Q:	What do I do if I want to change my vote?

A:	You may change your vote:

•	by sending a written notice to the President of BOLV prior to the shareholders’ meeting stating that you would like to revoke your proxy;

•	by signing a later-dated proxy card and returning it by mail prior to the shareholders’ meeting, no later than October , 2005; or

•	by attending the shareholders’ meeting and voting in person.

Q:	What vote is required to approve the exchange?

A:	In order to complete the exchange, holders of a majority of the shares of BOLV common stock (other than Capitol) must approve the Plan of Share Exchange. If you do not vote your BOLV shares, the effect will be a vote against the Plan of Share Exchange.

Q:	Should I send in my stock certificates at this time?

A:	No. After the exchange is approved, Capitol or Capitol’s stock transfer agent will send BOLV shareholders written instructions for exchanging their stock certificates.

Q:	When do you expect to complete the exchange?

A:	As quickly as possible after October , 2005. Approval by BOLV’s shareholders at the shareholders’ meeting must be obtained first. It is anticipated the exchange will be completed by , 2005.

Q:	Where can I find more information about Capitol?

A:	This document incorporates important business and financial information about Capitol from documents filed with the SEC that have not been delivered or included with this document. This information is available to you without charge upon written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus through the Securities and Exchange Commission website at www.sec.gov or by requesting them in writing or by telephone from Capitol at the following address:

Capitol Bancorp Limited
Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
Attention: General Counsel
Telephone Number: (517) 487-6555
     IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE SHAREHOLDERS’ MEETING, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN OCTOBER ___, 2005.
     For more information on the matters incorporated by reference in this document, see “Where You Can Find More Information”.

WHO CAN ANSWER YOUR QUESTIONS?
If you have additional questions, you should contact:
Bank of Las Vegas
6001 South Decatur
Suite P
Las Vegas, Nevada 89012
(702) 939-2400
Attention: Vincent Ciminise
President
or
Capitol Bancorp Limited
Capitol Bancorp Center
200 Washington Square North, Fourth Floor
Lansing, Michigan 48933
(517) 487-6555
Attention: Brian K. English
General Counsel
If you would like additional copies of this
proxy statement/prospectus you should contact:
Capitol Bancorp Ltd. at the above address and phone number.

SUMMARY
     This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. To understand the proposed exchange fully and the consequences to you, you should read carefully the entire proxy statement/prospectus and the documents referred to in this document. See “Where You Can Find More Information".
     Capitol Bancorp Limited (“Capitol”) is a bank holding company with headquarters located at the Capitol Bancorp Center, 200 Washington Square North, Fourth Floor, Lansing, Michigan 48933. Capitol’s telephone number is (517) 487-6555. Additionally, Capitol has its Western Region headquarters located at 2777 East Camelback Road, Suite 375, Phoenix, Arizona 85016. Capitol’s telephone number at its Western Region headquarters is (602) 955-6100.
     Capitol is a uniquely structured affiliation of community banks. It currently has nearly 40 wholly or majority-owned bank subsidiaries, including Bank of Las Vegas. Each bank is viewed by management as being a separate business from the perspective of monitoring performance and allocation of financial resources. Capitol uses a unique strategy of bank ownership and development.
     Capitol’s operating strategy is to provide transactional, processing and administrative support and mentoring to aid in the effective growth and development of its banks. It provides access to support services and management with significant experience in community banking. These administrative and operational support services do not require a direct interface with the bank customer and therefore can be consolidated more efficiently without affecting the bank customer relationship. Subsidiary banks have full decision-making authority in structuring and approving loans and in the delivery and pricing of other banking services.
     Bank of Las Vegas (“BOLV”) is a commercial bank with its headquarters at 6100 South Decatur, Suite P, Las Vegas, Nevada 89012. BOLV’s telephone number is (702) 939-2400.
     BOLV has been, since it commenced business, an affiliate and controlled subsidiary of Capitol. BOLV commenced the business of banking in February 2002. BOLV offers a full range of commercial banking services. For periods from its inception through December 31, 2002, BOLV was a majority-owned subsidiary of Nevada Community Bancorp Limited. Nevada Community Bancorp Limited was previously a majority-owned subsidiary of Capitol Bancorp Limited. In January 2003, Nevada Community Bancorp Limited became a wholly-owned subsidiary of Capitol as of the result of a share exchange transaction and was merged into Capitol.
Reasons for the Exchange (page 32)
     It is believed that the exchange will provide you with greater liquidity and flexibility because Capitol’s common stock is publicly traded. The exchange will also provide you with greater diversification, since Capitol is active in more than one geographic area and across a broader customer base.
The Annual Shareholders’ Meeting (page 42)
     The annual meeting of BOLV shareholders will be held on October ___, 2005 at 11:45 a.m., local time, at Bank of Las Vegas at 6001 South Decatur, Suite P, Las Vegas, Nevada 89012. At the annual shareholders’ meeting, you will elect BOLV’s Board of Directors and be asked to approve the Plan of Share Exchange.
Recommendation to Shareholders (page 32)
     The BOLV board believes that the exchange is fair to you and in the best interests of both you and BOLV and recommends that you vote FOR approval of the share exchange.

Votes Required (page 42)
     Approval of the Plan of Share Exchange requires the favorable vote of a majority of the outstanding shares of BOLV common stock excluding the shares held by Capitol. This is more than the vote required by law, but BOLV’s board has set the vote requirement to be sure the exchange is what you, the shareholders of BOLV, want. Capitol holds a controlling interest of the outstanding shares of BOLV common stock. BOLV’s Board of Directors and officers hold 8.05% of the outstanding shares of BOLV common stock, or 15.72% of all shares not held by Capitol. The majority of the Board of Directors have agreed to vote their shares FOR approval of the Plan of Share Exchange.
Record Date; Voting Power (page 42)
     BOLV shareholders may vote at the shareholders’ meeting if they owned shares of common stock at the close of business on September 15, 2005. At the close of business on June 30, 2005, 353,400 shares of BOLV common stock were outstanding (excluding shares held by Capitol). For each share of BOLV common stock that you owned as of the close of business on that date, you will have one vote in the vote of common shareholders at the shareholders’ meeting on the proposal to approve the Plan of Share Exchange.
What Shareholders Will Receive in the Exchange (page 32)
     If the exchange is approved, each share of BOLV common stock will be converted into the right to receive Capitol common stock according to an estimated exchange ratio. The exchange ratio will be calculated by dividing 150% of the fully-diluted book value per share of BOLV common stock as of September 30, 2005, by the average closing prices of Capitol’s common stock for the month ended September 30, 2005. If the exchange ratio was calculated using 150% of the fully-diluted book value per share of BOLV common stock as of August 31, 2005 ($14.629012) and the average closing price of Capitol common stock for the month ended August 31, 2005 ($33.653910), each shareholder of BOLV would receive in the exchange .434690 shares of Capitol common stock for each share of BOLV common stock.
BOLV Share Value. The book value of each share of BOLV common stock on August 31, 2005 was $10.004199. The actual exchange ratio will be determined by using the actual book value of BOLV common stock as of September 30, 2005.
Capitol Share Value. The share value of each share of Capitol common stock will be determined by computing the average of the closing prices of Capitol common stock for the month ended September 30, 2005, as reported by the New York Stock Exchange.
     Based on the estimated exchange ratio, and if the exchange is approved, each shareholder would receive .434690 shares of Capitol common stock for each share of BOLV common stock.
     Each BOLV shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their BOLV common stock calculated by multiplying the number of shares of BOLV common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.
Accounting Treatment (page 33)
     Capitol’s acquisition of the shares of BOLV it does not already own will be accounted for under the purchase method of accounting. After the exchange, all of BOLV’s results from operations will be included in Capitol’s income statement, as opposed to only a portion, which is currently reported.

Tax Consequences of the Exchange to BOLV Shareholders (page 33)
     Capitol’s tax counsel has rendered its opinion that the exchange should be treated as a reorganization for United States federal income tax purposes. Accordingly, BOLV shareholders generally will not recognize any gain or loss for United States federal income tax purposes on the exchange of their BOLV shares for shares of Capitol’s common stock in the exchange, except for any gain or loss recognized in connection with the receipt of cash instead of a fractional share of Capitol’s common stock. Tax counsel’s opinion is subject to certain assumptions which may limit its application in particular instances.
     Tax matters are very complicated, and the tax consequences of the exchange to each BOLV shareholder will depend on the facts of that shareholder’s situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the exchange to you.
Dissenters’ Rights (page 35)
     Under Nevada law, shareholders of BOLV are entitled to dissent from and obtain fair value for their shares in connection with the Plan of Share Exchange.
Opinion of Financial Advisor (page 37)
     BOLV retained Howe Barnes Investments, Inc. as its financial advisor and agent in connection with the exchange to render a financial fairness opinion to the BOLV shareholders.
     In deciding to approve the exchange, the BOLV board considered this opinion, which stated that as of its date and subject to the considerations described in it, the consideration to be received in the exchange by holders of BOLV common stock is fair from a financial point of view. The opinion is attached as Annex B to this proxy statement/prospectus.
The Plan of Share Exchange (page 32)
     The Plan of Share Exchange is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Plan of Share Exchange because it is the legal document that governs the exchange.
Termination of the Exchange (page 41)
     BOLV and Capitol can jointly agree to terminate the plan of exchange at any time without completing the exchange.
     BOLV can terminate the exchange if a majority of BOLV’s shareholders (other than Capitol) fail to approve the exchange at the shareholders’ meeting; or a governmental authority prohibits the exchange.
Your Rights as a Shareholder Will Change (page 44)
     Your rights as a BOLV shareholder are determined by Nevada’s banking law and by BOLV’s articles of incorporation and by-laws. When the exchange is completed, your rights as a Capitol stockholder will be determined by Michigan law relating to business corporations (not the banking law) and by Capitol’s articles of incorporation and by-laws. See “Comparison of Shareholder Rights”.

SELECTED CONSOLIDATED FINANCIAL DATA
     The consolidated financial data below summarizes historical consolidated financial information for the periods indicated and should be read in conjunction with the financial statements and other information included in Capitol’s Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated herein by reference. The consolidated financial data below for the interim periods indicated has been derived from, and should be read in conjunction with, Capitol’s Quarterly Report on Form 10-Q for the period ended June 30, 2005, which is incorporated herein by reference. See “Where You Can Find More Information”. The interim results include all adjustments of a normal recurring nature that are, in the opinion of management, considered necessary for a fair presentation. Interim results for the six months ended June 30, 2005 are not necessarily indicative of results which may be expected in future periods, including the year ending December 31, 2005. Because of the number of banks added throughout the period of Capitol’s existence, and because of the differing ownership percentage of banks included in the consolidated amounts, historical operating results are of limited relevance in comparing financial performance and predicting Capitol’s future operating results.
     Capitol’s consolidated balance sheets as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2004, 2003 and 2002 are incorporated herein by reference. The selected financial data provided below as of June 30, 2005 and for the six months ended June 30, 2005 and 2004 have been derived from Capitol’s consolidated financial statements which are incorporated herein by reference. Selected balance sheet data as of June 30, 2004 and December 31, 2002, 2001 and 2000 and results of operations data for the years ended December 31, 2001 and 2000 were derived from consolidated financial statements which are not incorporated in this proxy statement/prospectus.
     Under current accounting rules, generally, entities which are more than 50% owned by another are consolidated or combined for financial reporting purposes. This means that all of the assets and liabilities of subsidiaries (including BOLV) are included in Capitol’s consolidated balance sheet. Capitol’s consolidated net income, however, only includes its subsidiaries’ (including BOLV) net income or net loss to the extent of its ownership percentage. This means that when a newly formed bank incurs early start-up losses, Capitol will only reflect that loss based on its ownership percentage. Conversely, when banks generate income, Capitol will only reflect that income based on its ownership percentage.

	Capitol Bancorp Limited
	As of and for the
	Six Months Ended		As of and for the
	June 30		Years Ended December 31
	2005	2004	2004	2003	2002	2001	2000
	(dollars in thousands, except per share data)
Selected Results of Operations Data:
Interest income	$104,412	$84,883	$179,089	$164,416	$156,454	$153,797	$132,311
Interest expense	30,017	22,705	47,496	49,490	55,860	73,292	65,912
Net interest income	74,395	62,178	131,593	114,926	100,594	80,505	66,399
Provision for loan losses	5,062	6,044	12,708	9,861	12,676	8,167	7,216
Net interest income after provision for loan losses	69,333	56,134	118,885	105,065	87,918	72,338	59,183
Noninterest income	10,197	9,894	19,252	20,087	14,982	9,585	6,137
Noninterest expense	55,169	47,924	97,787	86,952	76,538	63,944	52,410
Income before income tax expense, minority interest	24,361	18,104	40,350	38,200	26,362	17,979	12,910
Income tax expense	9,323	7,027	14,699	14,035	9,314	6,016	4,725
Income before minority interest	15,038	11,077	25,651	24,165	17,048	11,963	8,185
Minority interest in net losses (income) of consolidated subsidiaries	1,274	250	1,065	(785)	(395)	(1,245)	(150)
Net income	16,312	11,327	26,716	23,380	16,653	10,718	8,035

Per Share Data:
Net income per common share:
Basic	$1.11	$0.81	$1.88	$1.86	$1.64	$1.38	$1.14
Diluted	1.06	0.77	1.79	1.77	1.57	1.35	1.13
Cash dividends declared	0.35	0.31	0.65	0.51	0.44	0.40	0.36
Book value	17.75	16.39	17.00	15.60	13.72	10.24	9.18
Pro forma consolidated book value (1)	17.91	N/A	17.18	N/A	N/A	N/A	N/A
Dividend payout ratio	31.53%	38.27%	34.57%	27.42%	26.83%	28.99%	31.58%
Weighted average number of common shares outstanding	14,694	13,947	14,183	12,602	10,139	7,784	7,065

Selected Balance Sheet Data:
Total assets	$3,341,000	$2,991,830	$3,091,418	$2,737,062	$2,409,288	$2,044,006	$1,630,076
Investment securities	47,550	47,064	42,363	93,207	34,139	43,687	68,926
Portfolio loans	2,843,508	2,511,505	2,692,904	2,247,440	1,991,372	1,734,589	1,355,798
Allowance for loan losses	(38,870)	(35,137)	(37,572)	(31,404)	(28,953)	(23,238)	(17,449)
Deposits	2,721,257	2,470,365	2,510,072	2,288,664	2,062,072	1,740,385	1,400,899
Debt obligations
Notes payable	165,998	128,894	172,534	92,774	93,398	89,911	58,150
Subordinated debentures	100,893	100,798	100,845	90,816	51,583	48,621	24,327

Total debt obligations	266,891	229,692	273,379	183,590	144,981	138,532	82,477
Minority interests in consolidated subsidiaries	66,588	38,469	39,520	30,946	28,016	70,673	62,575
Stockholders’ equity	266,083	237,786	252,159	218,897	160,037	80,172	70,404

Performance Ratios: (2)
Return on average equity	12.68%	9.96%	11.25%	12.97%	13.33%	15.22%	13.78%
Return on average assets	1.02%	0.79%	0.91%	0.91%	0.75%	0.58%	0.55%
Net interest margin (fully taxable equivalent)	4.98%	4.72%	4.81%	4.80%	4.80%	4.60%	4.80%
Efficiency ratio (3)	65.22%	66.49%	64.83%	64.40%	66.22%	70.98%	72.25%

Asset Quality:
Non-performing loans (4)	$26,861	$26,500	$28,471	$26,872	$22,890	$17,238	$6,757
Allowance for loan losses to non-performing loans	144.71%	132.59%	131.97%	116.87%	126.49%	134.81%	258.24%
Allowance for loan losses to portfolio loans	1.37%	1.40%	1.40%	1.40%	1.45%	1.34%	1.29%
Non-performing loans to total portfolio loans	0.94%	1.06%	1.06%	1.20%	1.15%	0.99%	0.50%
Net loan losses to average portfolio loans	0.27%	0.26%	0.29%	0.35%	0.37%	0.15%	0.20%

Capital Ratios:
Average equity to average assets	8.02%	7.96%	8.06%	7.01%	5.59%	3.78%	3.96%
Tier 1 risk-based capital ratio	13.17%	12.10%	12.03%	12.25%	10.52%	10.54%	11.10%
Total risk-based capital ratio	14.56%	14.20%	13.91%	14.31%	11.77%	11.85%	12.35%
Leverage ratio	11.94%	10.87%	10.93%	11.03%	9.07%	10.23%	10.30%

(1)	Based on the estimated exchange ratio of .434690 shares of Capitol for each share of BOLV. Excludes the pro forma effect of other share exchange transactions or proposals of Capitol (see “Recent Developments”).

(2)	These ratios are annualized for the periods indicated.

(3)	Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income.

(4)	Nonperforming loans consist of loans on nonaccrual status and loans more than 90 days delinquent.

RISK FACTORS
     The shares of common stock that are being offered are not savings accounts or deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
     Investing in Capitol’s common stock will provide you with an equity ownership interest in Capitol. As a Capitol shareholder, your investment may be impacted by risks inherent in its business. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to vote to exchange your BOLV common stock for Capitol’s common stock.
     This proxy statement/prospectus also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to Capitol’s future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” and similar expressions. Actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.
Inherent Conflicts of Interest in the Proposed Share Exchange.
     BOLV is already a controlled subsidiary of Capitol. By virtue of the existing relationship between BOLV and Capitol, the proposed share exchange presents inherent conflicts of interest. For example, no other share exchanges are being considered and, if there were any, Capitol would likely vote its BOLV shares against any other share exchange proposals. Capitol’s proposal to value BOLV shares at 150% of fully-diluted book value in the proposed share exchange is based solely on its judgment in making such proposal. Accordingly, the BOLV Share Value and related exchange ratio have not been determined absent the inherent conflicts of interest between Capitol and BOLV. It is unknown what exchange ratio or BOLV Share Value, if any, might be negotiated between BOLV and unaffiliated entities.
Newly Formed Banks Are Likely to Incur Significant Operating Losses That Could Negatively Affect the Availability of Earnings to Support Future Growth.
     Several of Capitol’s bank subsidiaries are less than three years old and Capitol’s oldest bank is twenty-three years old. Capitol engaged in significant new bank development activity in 2005. Newly formed banks are expected to incur operating losses in their early periods of operation because of an inability to generate sufficient net interest income to cover operating costs. Newly formed banks may never become profitable. Current accounting rules require immediate write-off, rather than capitalization, of start-up costs and, as a result, future newly formed banks are expected to report larger early period operating losses. Those operating losses can be significant and can occur for longer periods than planned depending upon the ability to control operating expenses and generate net interest income, which could affect the availability of earnings retained to support future growth.
If Capitol is Unable to Manage its Growth, its Ability to Provide Quality Services to Customers Could Be Impaired and Cause its Customer and Employee Relations to Suffer.
     Capitol has rapidly and significantly expanded its operations, engaged in significant new bank development activity in 2005 and anticipates that further expansion will be required to realize its growth strategy. Capitol’s rapid growth has placed significant demands on its management and other resources which, given its expected future growth rate, are likely to continue. To manage future growth, Capitol will need to attract, hire and retain highly skilled and motivated officers and employees and improve existing systems and/or implement new systems for:
     • transaction processing;
     • operational and financial management; and
     • training, integrating and managing Capitol’s growing employee base.

Favorable Environment for Formation of New Banks Could Change Adversely, Which Could Severely Limit Capitol’s Expansion Opportunities.
     Capitol’s growth strategy includes the addition of new banks. Thus far, Capitol has experienced favorable business conditions for the formation of its small, community and customer-focused banks. Those favorable conditions could change suddenly or over an extended period of time. A change in the availability of financial capital, human resources or general economic conditions could eliminate or severely limit expansion opportunities. To the extent Capitol is unable to effectively attract personnel and deploy its capital in new or existing banks, this could adversely affect future asset growth, earnings and the value of Capitol’s common stock.
Capitol’s Banks’ Small Size May Make It Difficult to Compete With Larger Institutions Because Capitol Is Not Able to Compete With Large Banks in the Offering of Significantly Larger Loans.
     Capitol endeavors to capitalize its newly formed banks with the lowest dollar amount permitted by regulatory agencies. As a result, the legal lending limits of Capitol’s banks severely constrain the size of loans that those banks can make. In addition, many of the banks’ competitors have significantly larger capitalization and, hence, an ability to make significantly larger loans. The inability to offer larger loans limits the revenues that can be earned from interest amounts charged on larger loan balances.
     Capitol’s banks are intended to be small in size. Many operate from single locations. They are very small relative to the dynamic markets in which they operate. Each of those markets has a variety of large and small competitors that have resources far beyond those of Capitol’s banks. While it is the intention of Capitol’s banks to operate as niche players within their geographic markets, their continued existence is dependent upon being able to attract and retain loan customers in those large markets that are dominated by substantially larger regulated and unregulated financial institutions.
If Capitol Cannot Recruit Additional Highly Qualified Personnel, Capitol’s Customer Service Could Suffer, Causing its Customer Base to Decline.
     Capitol’s strategy is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Competition for such employees among financial institutions is intense. Availability of personnel with appropriate community banking experience varies. If Capitol does not succeed in attracting new employees or retaining and motivating current and future employees, Capitol’s business could suffer significantly.
Capitol And Its Banks Operate in an Environment Highly Regulated by State And Federal Government; Changes in Federal And State Banking Laws And Regulations Could Have a Negative Impact on Capitol’s Business.
     As a bank holding company, Capitol is regulated primarily by the Federal Reserve Board. Capitol’s current bank affiliates are regulated primarily by the state banking regulators and the FDIC and, in the case of one national bank, the Office of the Comptroller of the Currency (OCC).
     Federal and the various state laws and regulations govern numerous aspects of the banks’ operations, including:
     • adequate capital and financial condition;
     • permissible types and amounts of extensions of credit and investments;
     • permissible nonbanking activities; and
     • restrictions on dividend payments.

     Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Capitol and its banks also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Capitol may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators’ judgments based on information available to them at the time of their examination.
     The banks’ operations are required to follow a wide variety of state and federal consumer protection and similar statutes and regulations. Federal and state regulatory restrictions limit the manner in which Capitol and its banks may conduct business and obtain financing. Those laws and regulations can and do change significantly from time to time, and any such change could adversely affect Capitol.
Regulatory Action Could Severely Limit Future Expansion Plans.
     To carry out some of its expansion plans, Capitol is required to obtain permission from the Federal Reserve Board. Applications for the formation of new banks are submitted to the state and federal bank regulatory agencies for their approval.
     While Capitol’s prior experience with the regulatory application process has been favorable, the future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Capitol, its current bank subsidiaries and future new start-up banks.
The Banks’ Allowances For Loan Losses May Prove Inadequate to Absorb Actual Loan Losses, Which May Adversely Impact Net Income or Increase Operating Losses.
     Capitol believes that its consolidated allowance for loan losses is maintained at a level adequate to absorb any inherent losses in the loan portfolios at the balance sheet date. Management’s estimates are used to determine the allowance and are based on historical loan loss experience, specific problem loans, value of underlying collateral and other relevant factors. These estimates are subjective and their accuracy depends on the outcome of future events. Actual losses may differ from current estimates. Depending on changes in economic, operating and other conditions, including changes in interest rates, that are generally beyond Capitol’s control, actual loan losses could increase significantly. As a result, such losses could exceed current allowance estimates. No assurance can be provided that the allowance will be sufficient to cover actual future loan losses should such losses be realized.
     Loan loss experience, which is helpful in estimating the requirements for the allowance for loan losses at any given balance sheet date, has been minimal at many of Capitol’s banks. Because many of Capitol’s banks are young, they do not have seasoned loan portfolios, and it is likely that the ratio of the allowance for loan losses to total loans may need to be increased in future periods as the loan portfolios become more mature and loss experience evolves. If it becomes necessary to increase the ratio of the allowance for loan losses to total loans, such increases would be accomplished through higher provisions for loan losses, which may adversely impact net income or increase operating losses.
     Widespread media reports of concerns about the health of the domestic economy have continued in 2005. Capitol’s loan losses in recent years have increased. Further, amounts of nonperforming loans have fluctuated and it is anticipated that levels of nonperforming loans and related loan losses may increase as economic conditions, locally and nationally, evolve.
     In addition, bank regulatory agencies, as an integral part of their supervisory functions, periodically review the adequacy of the allowance for loan losses. Regulatory agencies may require Capitol or its banks to increase their provision for loan losses or to recognize further loan charge-offs based upon judgments different from those of management. Any increase in the allowance required by regulatory agencies could have a negative impact on Capitol’s operating results.

Capitol’s Commercial Loan Concentration to Small Businesses Increases the Risk of Defaults by Borrowers and Substantial Credit Losses Could Result, Causing Shareholders to Lose Their Investment in Capitol’s Common Stock.
     Capitol’s banks make various types of loans, including commercial, consumer, residential mortgage and construction loans. Capitol’s strategy emphasizes lending to small businesses and other commercial enterprises. Loans to small and medium-sized businesses are generally riskier than single-family mortgage loans. Typically, the success of a small or medium-sized business depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business. In addition, small and medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial variations in operating results, any of which may impair a borrower’s ability to repay a loan. Substantial credit losses could result, causing shareholders to lose their entire investment in Capitol’s common stock.
Actions by the Open Market Committee of the Federal Reserve Board (FRBOMC) May Adversely Affect Capitol’s Net Interest Income.
     Changes in Net Interest Income. Capitol’s profitability is significantly dependent on net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans, and interest expense on interest-bearing liabilities, such as deposits. Therefore, any change in general market interest rates, whether as a result of changes in monetary policies of the Federal Reserve Board or otherwise, can have a significant effect on net interest income. Capitol’s assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristic of assets and liabilities. As a result, changes in interest rates can affect net interest income in either a positive or negative way.
     Recently, the Federal Reserve has increased interest rates several times. Future stability of interest rates and Federal Reserve Open Market Committee policy, which impacts such rates, are uncertain.
     Changes in The Yield Curve. Changes in the difference between short and long-term interest rates, commonly known as the yield curve, may also harm Capitol’s business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing net interest income.
Existing Subsidiaries Of Capitol May Need Additional Funds To Aid In Their Growth Or To Meet Other Anticipated Needs Which Could Reduce Capitol’s Funds Available For New Bank Development Or Other Corporate Purposes.
     Future growth of existing banks may require additional capital infusions or other investment by Capitol to maintain compliance with regulatory capital requirements or to meet growth opportunities. Such capital infusions could reduce funds available for development of new banks, or other corporate purposes.
Capitol has Debt Securities Outstanding Which May Prohibit Future Cash Dividends on Capitol’s Common Stock or Otherwise Adversely Affect Regulatory Capital Compliance.
     Capitol has a credit facility with an unaffiliated bank under which borrowings of up to $25 million are permitted, subject to certain conditions. Capitol is reliant upon its bank subsidiaries’ earnings and dividends to service this debt obligation which may be inadequate to service the obligations. In the event of violation of the covenants relating to the credit facility, or due to failure to make timely payments of interest and debt principal, the lender may terminate the credit facility. In addition, upon such occurrences, dividends on Capitol’s common stock may be prohibited or Capitol may be otherwise unable to make future dividends payments or obtain replacement credit facilities.
     Capitol also has several series of trust-preferred securities outstanding, with a liquidation amount totaling about $103.3 million, which are treated as capital for regulatory ratio compliance purposes. Although these securities are viewed as capital for regulatory purposes, they are debt securities which have numerous covenants and other provisions which, in the event of noncompliance, could have an adverse effect on Capitol. For example, these securities permit Capitol to defer the periodic payment of interest for various periods, however, if such payments are deferred, Capitol is prohibited from paying cash dividends on its common stock during deferral periods and until deferred interest is paid. Future payment of interest is dependent upon Capitol’s bank subsidiaries’ earnings and dividends which may be inadequate to service the obligations. Continued classification of these securities as elements of capital for regulatory purposes is subject to future changes in regulatory rules and regulations and the actions of regulatory agencies, all of which is beyond the control or influence of Capitol.
Capitol’s stock price fluctuates, and decreases in Capitol’s stock price will adversely affect the value of the consideration you receive in the share exchange.
     The trading price of Capitol common stock has been and may continue to be subject to fluctuations, which will affect the value of the consideration you receive in the exchange offer. As of October 4, 2005, Capitol’s 52-week high and low stock prices were $28.51 and $36.96, respectively. Capitol’s stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in Capitol’s markets. In addition, the stock market in general, and the market prices for financial services companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of Capitol stock, regardless of its operating performance.
Capitol’s Bank Subsidiaries Have Decentralized Management Which Could Have a Negative Impact on the Rate of Growth and Profitability of Capitol and Its Bank Subsidiaries.
     Capitol’s bank subsidiaries have independent boards of directors and management teams. This decentralized structure gives the banks control over the day-to-day management of the institution including the selection of management teams, the pricing of loans and deposits, marketing decisions and the strategy in handling problem loans. This decentralized structure may impact Capitol’s ability to uniformly implement holding company strategy at the bank level. It may slow Capitol’s ability to react to changes in strategic direction due to outside factors such as rate changes and changing economic conditions. The structure may cause additional management time to be spent on internal issues and could negatively impact the growth and profitability of the banks individually and the holding company.

RECENT DEVELOPMENTS
     In January 2005, Capitol opened its 33rd bank affiliate, Bank of Michigan, in Farmington Hills, Michigan.
     On April 7, 2005, Capitol completed the purchase of 51% of the outstanding shares of common stock of Peoples State Bank in Jeffersonville, Georgia. This is Capitol Bancorp’s first community bank in Georgia and its 34th community bank. Capitol also operates a loan production office in Atlanta.
     On June 15, 2005, Capitol opened its 35th community bank, Bank of Bellevue, in Bellevue, Washington. Bank of Bellevue is Capitol’s first bank in the Northwest Region.
     On June 27, 2005, Capitol opened its 36th community bank, Fort Collins Commerce Bank, in Fort Collins, Colorado. Fort Collins Commerce Bank is Capitol’s first bank in Colorado.
     On July 13, 2005, Capitol opened its 37th community bank, Bank of Auburn Hills, in Auburn Hills, Michigan. Bank of Auburn Hills is Capitol’s 13th community bank in Michigan.
     On August 1, 2005, Capitol opened its 38th community bank, Bank of San Francisco, in San Francisco, California. Bank of San Francisco represents Capitol’s 5th community bank in California.
     Each of the recently-opened banks in 2005 are majority-owned by Capitol or its bank development subsidiaries.
     At June 30, 2005, a proposed share exchange offer was pending regarding Napa Community Bank. Subsequent to June 30, 2005, Capitol issued approximately 200,000 shares of previously unissued common stock resulting from such share exchange offer.
     On July 26, 2005, Capitol announced its 52nd consecutive quarterly dividend, payable September 1, 2005 to shareholders of record as of August 8, 2005. This quarterly dividend of $.18 per common share represents a 6 percent increase over the dividend paid in the same period in the prior year ($0.17).
     As of October 5, 2005, applications were pending and in various stages of organization for several de novo banks including Bank of Valdosta (to be located in Valdosta, Georgia), Bank of Belleville, (in Belleville, Illinois), Bank of Santa Barbara (in Santa Barbara, California), Sunrise Bank of Atlanta, (in Atlanta, Georgia) Community Bank of Rowan (in Rowan, North Carolina) and Summit Bank of Kansas City, (in Lee’s Summit, near Kansas City, Missouri).
     Bank development efforts are currently under consideration in several states including pre-development exploratory discussions, lease and employment negotiations and preparation of preliminary regulatory applications for formation and/or acquisition of community banks.

COMPARATIVE HISTORICAL, PRO FORMA AND PRO FORMA EQUIVALENT
PER SHARE INFORMATION
     The following table, which should be read in conjunction with the unaudited pro forma condensed consolidated balance sheet, pro forma condensed statements of operations and related notes to the pro forma financial statements, which appear elsewhere herein, summarizes per share information:

	As of and for the
	Six Months Ended	For the Year Ended
	June 30, 2005	December 31, 2004

Capitol common stock:
Net income per share:
Basic:
Historical	$1.11	$1.88
Pro forma consolidated(1)	1.10	1.87
Diluted:
Historical	1.06	1.79
Pro forma consolidated(1)	1.06	1.78
Cash dividends per share:
Historical	0.35	0.65
Pro forma consolidated(2)	0.35	$0.65
Book value per share at June 30, 2005:
Historical	17.75
Pro forma consolidated(1)	$17.91

BOLV common stock:
Net income per share:
Basic:
Historical	$0.38	$0.34
Pro forma equivalent(3)	0.48	0.81
Diluted:
Historical	0.38	0.34
Pro forma equivalent(3)	0.46	0.77
Cash dividends per share:
Historical	—	—
Pro forma equivalent(3)	0.15	$0.28
Book value per share at June 30, 2005:
Historical	9.80
Pro forma equivalent(3)	$7.79

1—	Assumes completion of proposed BOLV exchange and excludes the pro forma effect of other pending share exchange transactions or proposals of Capitol (see “Recent Developments”).

2—	The Capitol pro forma consolidated dividends per share represent historical dividends per share.

3—	The BOLV pro forma equivalent per share amounts are calculated by multiplying Capitol pro forma consolidated per share amounts by the estimated exchange ratio of .434690. The actual share exchange formula will be different.

CAPITALIZATION
     The table presented below shows Capitol’s actual total capitalization as of June 30, 2005, and the proposed exchange of Capitol’s common stock for BOLV’s common stock as described in this proxy statement/prospectus.
As of June 30, 2005
(dollars in thousands, except per share data)

		As Adjusted for the
		Proposed BOLV
		Exchange(4)
	Actual
Debt obligations:
Notes payable and short-term borrowings	$165,998	$165,998
Subordinated debentures	100,893	100,893

Total Debt Obligations	$266,891	$266,891

Minority interests in consolidated subsidiaries	$66,588	$63,275

Stockholders’ equity(1):
Common stock, no par value; 50,000,000 shares authorized; issued, and outstanding:
Actual — 14,994,585 shares	$198,613
As adjusted for the proposed BOLV exchange — 15,148,204 shares(4)		$203,783
Retained earnings	71,571	71,571
Market value adjustment for available-for-sale securities (net of tax effect)	(159)	(159)
Less unearned compensation regarding restricted stock and other	(3,942)	(3,942)

Total stockholders’ equity	$266,083	$271,253

Book value per share of common stock	$17.75	$17.91

Total capitalization(2)	$332,671	$334,528

Total capital funds(3)	$433,564	$435,421

Capital ratios:

Stockholders’ equity to total assets	7.96%	8.11%

Total capitalization to total assets	9.96%	10.01%

Total capital funds to total assets	12.98%	13.03%

Footnotes to Capitalization Table

(1)	Does not include approximately 2.8 million shares of common stock issuable upon exercise of stock options.

(2)	Total capitalization includes stockholders’ equity and minority interests in consolidated subsidiaries.

(3)	Total capital funds include stockholders’ equity, minority interests in consolidated subsidiaries and subordinated debentures.

(4)	Assumes issuance of 153,619 shares of Capitol common stock upon completion of the proposed BOLV exchange based on estimated exchange ratio. The actual share exchange ratio will be different. See “Unaudited Pro Forma Consolidated Financial Information.” Does not assume exercise of BOLV’s outstanding stock options.

DIVIDENDS AND MARKET FOR COMMON STOCK
     Capitol’s common stock is listed on the New York Stock Exchange under the symbol “CBC.” The following table shows the high and low sale prices per share of common stock as reported on the New York Stock Exchange. The table reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions. The last reported sale price of Capitol’s common stock was $___on October ___, 2005.

			Cash Dividends
	High	Low	Paid
2003
Quarter ended March 31	$24.25	$19.00	$0.12
Quarter ended June 30	27.88	20.00	0.12
Quarter ended September 30	28.49	23.10	0.12
Quarter ended December 31	30.10	25.72	0.15

2004
Quarter ended March 31	29.70	26.47	0.15
Quarter ended June 30	28.00	24.05	0.16
Quarter ended September 30	29.80	24.15	0.17
Quarter ended December 31	36.00	28.51	0.17

2005
Quarter ended March 31	35.82	29.30	0.17
Quarter ended June 30	34.00	28.75	0.18
Quarter ended September 30	36.96	31.25	0.18
Quarter ended December 31 (through October 4)	$32.89	32.14
     As of January 31, 2005, there were 7,561 beneficial holders of Capitol’s common stock based on information supplied by its stock transfer agent and other sources.
     Holders of common stock are entitled to receive dividends when, as and if declared by Capitol’s Board of Directors out of funds legally available. Although Capitol has paid dividends on its common stock for the preceding five years, there is no assurance that dividends will be paid in the future. The declaration and payment of dividends on Capitol’s common stock depends upon the earnings and financial condition of Capitol, liquidity and capital requirements, the general economic and regulatory climate, Capitol’s ability to service debt obligations senior to the common stock and other factors deemed relevant by Capitol’s Board of Directors. Regulatory authorities impose limitations on the ability of banks to pay dividends to Capitol and the ability of Capitol to pay dividends to its shareholders.
     There is no market for BOLV’s common stock. Any transfers of BOLV common stock have been made privately and are not reported. BOLV has never paid a dividend on its common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This proxy statement/prospectus includes forward-looking statements. Capitol has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements may be impacted by risks, uncertainties and assumptions. Examples of some of the risks, uncertainties or assumptions that may impact the forward-looking statements are:
•	the results of management’s efforts to implement Capitol’s business strategy including planned expansion into new markets;

•	adverse changes in the banks’ loan portfolios and the resulting credit risk-related losses and expenses;

•	adverse changes in the economy of the banks’ market areas that could increase credit-related losses and expenses;

•	adverse changes in real estate market conditions that could also negatively affect credit risk;

•	the possibility of increased competition for financial services in Capitol’s markets;

•	fluctuations in interest rates and market prices, which could negatively affect net interest margins, asset valuations and expense expectations; and

•	other factors described in “Risk Factors”.

INFORMATION ABOUT CAPITOL
     This proxy statement/prospectus is accompanied by a copy of the following documents as indicated in Annex D:
•	Report on Form 10-Q for period ended June 30, 2005

•	Report on Form 10-Q for period ended March 31, 2005

•	Annual Report to Shareholders for year ended December 31, 2004

•	Annual Report on Form 10-K for year ended December 31, 2004

•	Proxy statement for Capitol’s Annual Meeting of Shareholders held on May 5, 2005
INFORMATION ABOUT BOLV
Management’s Discussion and Analysis of Financial Condition and Results of Operations.
     Management’s discussion and analysis of financial condition and results of operations for the periods ended June 30, 2005 and 2004 and December 31, 2004, 2003 and 2002 are included in this proxy statement/prospectus as part of Annex C.
Financial Statements.
     Unaudited interim condensed financial statements of BOLV as of June 30, 2005 and for the six months ended June 30, 2005 and 2004 are included in this proxy statement/prospectus as part of Annex C. Audited financial statements of BOLV as of and for the periods ended December 31, 2004, 2003 and 2002 are included in this proxy statement/prospectus as part of Annex C.
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Voting Securities and Principal Holders.
     The following table shows the share holdings of entities and/or individuals owning 5% or more of BOLV’s common stock and the shares of BOLV owned by each director and officer of BOLV and all directors and officers as a group as of September 30, 2005. Where applicable, the table includes shares held by members of their immediate families.

	BOLV shares beneficially owned
			Percentage of all
			BOLV shares
			excluding BOLV
		Percentage of all	shares owned by
Name of Beneficial owner	Number	BOLV Shares	Capitol

Entities and/or individuals owning 5% or more of BOLV’s common stock:
Capitol Bancorp Limited	336,600	48.78%

BOLV’s Directors and Officers:
Vincent J. Ciminise	3,000	0.43%	0.85%
Darlene Copsey	2,500	0.36%	0.71%
Michael J. Devine	10,300	1.49%	2.91%
Leo N. Durant	6,500	0.94%	1.84%
Scott R. Gragson	7,500	1.09%	2.12%
Donald K. Hamrick	5,000	0.72%	1.41%
Darryl J. Hardy	15,500	2.25%	4.39%
Alan R. Houldsworth	1,000	0.14%	0.28%
Charles L. Lasky	750	0.11%	0.21%
John S. Lewis	0	—	—
Philip Saunders	2,500	0.36%	0.71%
Ernest Becker V	0	—	—
Herman VanderVeldt	1,000	0.14%	0.28%

Total of Directors and Officers	55,550	8.05%	15.72%

     Other than those entities and/or individuals indicated above, no individual owns greater than 5% of the outstanding shares of BOLV.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
     BOLV is already included in Capitol’s consolidated financial statements. Unaudited pro forma consolidated financial information follow, adjusted for the proposed BOLV exchange, which will be accounted for under the purchase method of accounting (if consummated), as if it had occurred effective June 30, 2005 (shown on page 28) and at the beginning of 2004 (shown on page 29), using an estimated share exchange ratio. The accompanying notes to the unaudited pro forma consolidated financial statements are an integral part of the unaudited pro forma financial information. The unaudited pro forma results of operations for the period ended June 30, 2005 are not necessarily indicative of results for the year ending December 31, 2005 or any subsequent period thereafter. The unaudited pro forma results of operations do not give effect to any potential cost savings or other synergies that could result from the share exchange.
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Unaudited Pro Forma Condensed Consolidated Balance Sheet
Capitol Bancorp Ltd. And Subsidiaries
June 30, 2005
(in $1,000s, except share and per-share data)

		Pro Forma		Pro Forma
		Adjustments		Amounts
	Historical	Regarding		After
	Amounts	Proposed		Proposed
	As Reported	Share Exchange		Share Exchange

ASSETS

Cash and cash equivalents	$322,778			$322,778
Loans held for resale	34,149			34,149
Investment securities	47,550			47,550
Portfolio loans	2,843,508			2,843,508
Less allowance for loan losses	(38,870)			(38,870)

Net portfolio loans	2,804,638			2,804,638
Premises and equipment, net	32,814			32,814
Goodwill and other intangibles	42,963	$1,857	A	44,820
Other assets	56,108			56,108

TOTAL ASSETS	$3,341,000	$1,857		$3,342,857

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Deposits	$2,721,257			$2,721,257
Debt obligations	266,891			266,891
Other liabilities	20,181			20,181

Total liabilities	3,008,329	—		3,008,329

Minority interests in consolidated subsidiaries	66,588	$(3,313)	B	63,275

Stockholders’ equity:
Common stock	198,613	5,170	C	203,783
Retained earnings	71,571			71,571
Other, net	(4,101)			(4,101)

Total stockholders’ equity	266,083	5,170		271,253

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,341,000	$1,857		$3,342,857

Number of common shares issued and outstanding	14,994,585	153,619		15,148,204

Book value per Capitol share	$17.75			$17.91

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet:

A—	Goodwill arising from proposed share exchange. Based on current estimates, there are no material identifiable intangible assets regarding the proposed share exchange. The net carrying values of Bank of Las Vegas’ assets and liabilities approximate fair value. No core deposit intangible asset has been estimated due to the brief period of the entity’s operation and, as such, the core deposit intangible would be immaterial.

B—	Elimination of minority interests associated with the Bank of Las Vegas’ shareholders other than Capitol.

C—	Estimated net proceeds applicable to proposed share exchange with Bank of Las Vegas’ shareholders other than Capitol, based on estimated number of Capitol shares to be issued. The actual number of shares to be issued will be different. Estimated share exchange ratio is based on the average closing prices of Capitol’s common stock for the month of August 2005. The actual exchange ratio will be different. Does not assume exercise of Bank of Las Vegas’ outstanding stock options.

Unaudited Pro Forma Condensed Consolidated Statements of Operations
Capitol Bancorp Ltd. And Subsidiaries
(in $1,000s, except share and per-share data)

	Six Months Ended June 30, 2005				Year Ended December 31, 2004
	Historical	Pro Forma		Pro Forma	Historical	Pro Forma		Pro Forma
	Amounts	Adjustments		Amounts	Amounts	Adjustments		Amounts

Interest income	$104,412			$104,412	$179,089			$179,089
Interest expense	30,017			30,017	47,496			47,496

Net interest income	74,395			74,395	131,593			131,593
Provision for loan losses	5,062			5,062	12,708			12,708

Net interest income after provision for loan losses	69,333			69,333	118,885			118,885
Noninterest income	10,197			10,197	19,252			19,252
Noninterest expense	55,169			55,169	97,787			97,787

Income before income taxes and minority interest	24,361			24,361	40,350			40,350
Income taxes	9,323			9,323	14,699			14,699

Income before minority interest	15,038			15,038	25,651			25,651
Minority interest in net losses of consolidated subsidiaries	1,274	$126	A	1,400	1,065	$110	A	1,175

NET INCOME	$16,312	$126		$16,438	$26,716	$110		$26,826

NET INCOME PER SHARE:
Basic	$1.11			$1.11	$1.88			$1.87

Diluted	$1.06			$1.06	$1.79			$1.78

Average number of common shares outstanding for purposes of computing basic net income per share—denominator for basic net income per share	14,693,859	153,619	B	14,847,478	14,183,000	153,619	B	14,336,619
Effect of dilutive securities—stock options and unvested restricted shares	688,160			688,160	708,000			708,000

Average number of common shares and dilutive securities for purposes of computing diluted net income per share— denominator for diluted net income per share	15,382,019	153,619		15,535,638	14,891,000	153,619		15,044,619

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations:

A—	Amount represents effect on operating results attributable to minority interest due to proposed share exchange regarding Bank of Las Vegas.

B—	Assumes issuance of an estimated 153,619 shares of Capitol common stock in the proposed share exchange described in Note A above. The actual number of shares to be issued will be different. Estimated share exchange ratio and related estimated number of shares of Capitol’s common stock are based on the average of the closing prices of Capitol’s common stock for the month of August 2005. The actual exchange ratio will be different. Does not assume exercise of Bank of Las Vegas’ outstanding stock options.

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THE ELECTION OF DIRECTORS
     BOLV’s Articles of Incorporation and By-Laws provide that the number of Directors, as determined from time to time by the Board of Directors, shall be no less than (1) and no more than (25). The Board of Directors has presently fixed the number of Directors at thirteen.
     The Board of Directors has nominated the thirteen (13) directors named below for a one-year term. All nominees are willing to be elected and to serve in such capacity for one year and until the election and qualification of their successors. All of the nominees for election to the Board of Directors are currently members of BOLV’s Board of Directors.
     The proposed nominees for election as Directors are willing to be elected and serve but in the event that any nominee at the time of election to serve or is otherwise unavailable for election, the Board of Directors may select a substitute nominee, and in that event the persons named in the enclosed proxy intend to vote such proxy for the person selected.
     The affirmative vote of a plurality of the votes cast at the meeting is required for the nominees to be elected.
     The table following sets for information regarding BOLV’s Directors based on the date furnished by them:
NAME, PROFESSIONAL POSITIONS; POSITIONS HELD WITH BOLV
Vincent J. Ciminise, President, Bank of Las Vegas; Director
Darlene Copsey, Secretary/Treasurer, The Alpha Group Ltd.; Director
Michael J. Devine, Attorney at Law; Director
Leo N. Durant, Owner, LND Construction; Director
Scott R. Gragson, Managing Partner, GKT Acquisitions; Director
Donald K. Hamrick, Owner & Vice President, Accent Auto Body; Director
Darryl J. Hardy, Vice President, Hardy Painting and Drywall; Director
Alan R. Houldsworth, Partner, Houldsworth & Company, CPAs; Director
Charles L. Lasky, President, Lasky, Fifarek & Hogan, P.C.; Director
John S. Lewis, President — Western Regions, Capitol Bancorp Limited; Director
Philip Saunders, Retired Executive, General Motors; Director
Ernest Becker V, President, Becker V Development; Director
Herman VanderVeldt, Vice President & General Manager, Realty Mortgage Corporation; Director

THE EXCHANGE
General
     The BOLV Board of Directors is using this proxy statement/prospectus to solicit proxies from the holders of BOLV common stock for use at the annual shareholders’ meeting.
     At the shareholders’ meeting to be held on October ___, 2005, BOLV common shareholders will be asked to approve the exchange. The Plan of Share Exchange provides for BOLV’s minority shareholders to exchange the common stock of BOLV not owned by Capitol for shares of Capitol’s common stock. Upon consummation of the exchange, BOLV will become a wholly-owned subsidiary of Capitol and BOLV shareholders will receive shares of Capitol’s common stock in exchange for their BOLV shares.
Background Of The Exchange
     The concept of a potential share exchange transaction with Capitol has been discussed informally from time to time from the beginning of BOLV’s operations. Capitol expressed a willingness to extend an offer of an exchange around the Bank’s 36th month of operation or as soon thereafter as was practicable. These discussions occurred at various BOLV board meetings during that period. The objectives of the potential exchange would be to enable shareholders of BOLV to achieve liquidity in their investment, a reasonable return on their investment in the form of a ‘premium’ and to accomplish such an exchange on a tax-free basis. Without the exchange, shareholders of BOLV will continue to hold BOLV stock which has no market and is illiquid.
     BOLV’s board of directors has not solicited or received any other proposals for the potential exchange or sale of BOLV’s shares of common stock which are not owned by Capitol. If other proposals were under consideration for sale or exchange of BOLV’s shares to an entity other than Capitol, Capitol would be permitted to vote its shares of BOLV. By virtue of Capitol’s controlling interest in BOLV, it is likely that Capitol would not vote its shares of BOLV in favor of any other proposals regarding a share exchange or sale of the minority interest in BOLV with another party. In addition, Capitol has no intentions of selling its controlling interest in BOLV. Hence, the only proposal under consideration is Capitol’s proposal.
     Capitol based its proposal on its prior transactions, whereby it has acquired the minority interest in banks it controls. In those prior transactions, Capitol has offered those minority shareholders an opportunity to exchange their bank shares for Capitol common stock on or after the 36th month of the bank’s operations. Although Capitol is under no contractual obligation to make such an offer to acquire the minority interests in any of its present bank subsidiaries, it has made this proposal to BOLV’s board of directors consistent with its prior informal discussions with BOLV’s board.
     Consensus between Capitol and BOLV’s directors who are not employees or officers of Capitol was reached in September 2005, to approve the proposed exchange subject only to:
•	obtaining an independent opinion that the proposed share exchange is fair to BOLV’s shareholders from a financial point of view; and
•	obtaining approval for the proposed exchange by a majority of BOLV’s shares not already owned by Capitol.
     In September 2005, the BOLV board approved the Plan of Share Exchange and agreed to call a shareholder meeting for a shareholder vote to approve the Plan of Share Exchange.

     BOLV’s Reasons for the Exchange.
     BOLV’s reasons for the exchange are that the shareholders of BOLV will be best served by the exchange in order to maximize their shareholder value and to provide them:
•	better protection through diversification geographically and by customer base through Capitol’s subsidiary banks rather than dependence upon the resources of a single bank.
•	the BOLV shareholders will receive publicly traded shares, providing them liquidity as opposed to the BOLV common stock for which there is no public market. BOLV shareholders who choose to do so may continue to hold the Capitol stock they receive in the exchange without being forced to have their investment reduced by the immediate recognition of a capital gains tax.
Capitol’s Reasons for the Exchange
     Capitol believes that BOLV’s profitability will increase. As noted elsewhere in this proxy statement/prospectus, while BOLV’s assets are reported as part of Capitol’s assets for purposes of its consolidated financial statements, BOLV’s income is attributed to Capitol only in the percentage which Capitol owns of BOLV common stock. Capitol desires to acquire the remainder of BOLV’s common stock so that Capitol can include 100% of BOLV’s income in Capitol’s consolidated income statement.
Terms of the Exchange
     Terms of the exchange are set forth in the Plan of Share Exchange. The Plan of Share Exchange is included as Annex A to this proxy statement/prospectus. You should review the Plan of Share Exchange in its entirety.
     The terms of the exchange can be summarized as follows:
Upon approval of the exchange by a majority of the shares of BOLV held by shareholders other than Capitol, each share of BOLV common stock will be exchanged for shares of Capitol common stock according to an exchange ratio. The exchange ratio is determined by dividing 150% of the BOLV fully-diluted book value by the Capitol share value.
The share value of each share of Capitol common stock shall be the average of the closing prices of Capitol common stock for the month ended September 30, 2005, as reported by the New York Stock Exchange.
     The exchange ratio is determined by dividing the BOLV share value as of September 30, 2005 by the Capitol share value. Each BOLV shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their BOLV common stock calculated by multiplying the number of shares in BOLV common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.
BOLV Board Recommendation
     In determining whether to recommend the proposed share exchange to BOLV’s shareholders, BOLV’s board considered the matters discussed in “BOLV’s Reasons for the Exchange”. In addition, BOLV’s board considered:
•	no other exchange proposals would be offered either by Capitol or unaffiliated parties;

•	Capitol already has controlling interest in BOLV;

•	there is no assurance Capitol would repeat or improve its share exchange proposal at any time in the future;
•	absent any potential alternatives other than rejecting Capitol’s proposal, which could result in BOLV’s minority shareholders having no future opportunities to exchange, sell or otherwise dispose of their BOLV shares; and
•	BOLV’s board obtained an opinion from its financial advisor that the exchange would be fair to the shareholders of BOLV from a financial point of view.
     THE BOLV BOARD HAS DETERMINED THAT THE EXCHANGE IS FAIR TO AND IN THE BEST INTERESTS OF THE BOLV SHAREHOLDERS, HAS APPROVED THE PLAN OF SHARE EXCHANGE AND RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” APPROVAL OF THE PLAN OF SHARE EXCHANGE.
Accounting Treatment
     Capitol expects the exchange to be treated as the acquisition of a minority interest using the purchase method of accounting.
Pro Forma Data
     Because BOLV is already a controlled subsidiary of Capitol, it is already included in Capitol’s consolidated financial statements. Unaudited pro forma consolidated financial information is presented in this document, adjusted for the proposed BOLV exchange, which will be accounted for under the purchase method of accounting (if consummated), as if it had occurred effective June 30, 2005 (shown on page 26) and at the beginning of 2004 (shown on page 27), using an estimated share exchange ratio. The accompanying notes to the unaudited pro forma consolidated financial statements are an integral part of the unaudited pro forma financial information. The unaudited pro forma results of operations for the period ended June 30, 2005 are not necessarily indicative of results for the year ending December 31, 2005 or any subsequent period thereafter. The unaudited pro forma results of operations do not give effect to any potential cost savings or other synergies that could result from the share exchange.
Material Federal Income Tax Consequences
     The income tax discussion below represents the opinion of Miller, Canfield, Paddock and Stone, PLC, tax counsel to Capitol, on the material federal income tax consequences of the exchange. That opinion has been filed with the Securities and Exchange Commission as an exhibit to the registration statement on Form S-4 in connection with the exchange. This discussion is not a comprehensive description of all of the tax consequences that may be relevant to you. For example, counsel did not address tax consequences that arise from rules that apply generally to all taxpayers or to some classes of taxpayers, or tax consequences that are generally assumed to be known by investors. This discussion is based upon the Internal Revenue Code, the regulations of the U.S. Treasury Department, and court and administrative rulings and decisions in effect on the date of this proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.
     This discussion also is based upon certain representations made by BOLV and Capitol. Miller, Canfield Paddock & Stone, P.L.C., counsel to Capitol, has issued a tax opinion with respect to the exchange. You should read carefully the full text of the tax opinion of Miller, Canfield, Paddock and Stone, PLC. This discussion also assumes that the exchange will be effected pursuant to applicable state law and otherwise completed according to the terms of the Plan of Share Exchange. You should not rely upon this discussion if any of these factual assumptions or representations is, or later becomes, inaccurate.

     This discussion also assumes that shareholders hold their shares of BOLV common stock as a capital asset and does not address the tax consequences that may be relevant to a particular shareholder receiving special treatment under some federal income tax laws. Shareholders receiving special treatment include:
•	banks;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	BOLV shareholders who received their BOLV common stock through the exercise of employee stock options or otherwise as compensation;

•	BOLV shareholders who are not U.S. persons; and

•	BOLV shareholders who hold BOLV common stock as part of a hedge, straddle or conversion transaction.
     The discussion also does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. No rulings have been or will be sought from the Internal Revenue Service regarding any matters relating to the exchange.
     Based on the assumptions and representations above, it is the opinion of Miller, Canfield, Paddock and Stone, PLC, tax counsel to Capitol, that:
•	the exchange will qualify as a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code;

•	no gain or loss will be recognized by the shareholders of BOLV who exchange their BOLV common stock solely for Capitol common stock (except with respect to cash received instead of fractional shares of Capitol common stock);

•	the aggregate tax basis of the Capitol common stock received by BOLV shareholders who exchange all of their BOLV common stock for Capitol common stock in the exchange will be the same as the aggregate tax basis of the BOLV common stock surrendered in the exchange (reduced by any adjusted basis allocable to a fractional share of Capitol common stock for which cash is received);

•	the holding period of the Capitol common stock received by a former shareholder of BOLV will include the holding period of shares of BOLV common stock surrendered in exchange; and

•	a holder of BOLV common stock who receives a cash payment instead of a fractional share of Capitol common stock will recognize capital gain or loss to the extent such cash payment is treated pursuant to Section 302 of the Internal Revenue Code as made in exchange for the fractional share. Such gain or loss will be equal to the difference between the cash amount received and the portion of the holder’s adjusted basis in shares of BOLV common stock allocable to the fractional share, and such gain or loss will be long-term capital gain or loss for federal income tax purposes if the holder’s holding period in the BOLV common stock satisfies the long-term holding period requirement.

     The tax opinion of Miller, Canfield, Paddock and Stone, PLC is not binding upon the Internal Revenue Service or the courts.
     TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE EXCHANGE TO YOU WILL DEPEND ON YOUR PARTICULAR SITUATION. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.
Regulatory Matters
     As a bank holding company, Capitol is subject to regulation by the Federal Reserve Board. Federal Reserve Board rules require Capitol to obtain the Federal Reserve Board’s permission to acquire at least 51% of a subsidiary bank. The rules of the Federal Reserve Board do not differentiate between ownership of 51% and ownership of 100% of the stock of the subsidiary bank. Of course, Capitol received permission to acquire its controlling interest in BOLV prior to BOLV commencing the business of banking. Accordingly, Capitol will not be required to seek any further approval from the Federal Reserve Board for the exchange.
     It is a condition of the proposed share exchange that the shares of Capitol stock to be issued pursuant to the Plan of Share Exchange be approved for listing on the New York Stock Exchange, subject to official notice of issuance. An application will be filed to list Capitol’s additional shares resulting from the proposed share exchange, if the exchange is approved by BOLV’s shareholders other than Capitol. Accordingly, the shares of Capitol common stock to be issued in exchange for the BOLV common stock will be publicly tradable upon consummation of the exchange. There will be no restriction on the ability of a former BOLV shareholder to sell in the open market the Capitol common stock received (unless the BOLV shareholder is also an officer, director or affiliate of either BOLV or Capitol, in which case Rule 144 and Rule 145 issued by the SEC do impose certain restrictions on the sale of Capitol common stock).
Dissenters’ Rights
     By following the specific procedures set forth in the NRS 92A.300 to 92A.500 (“Statutes”), BOLV shareholders have a statutory right to dissent from the Plan of Share Exchange. If the Plan of Share Exchange is approved and consummated, any BOLV shareholder who properly perfects his dissenters’ rights will be entitled, upon consummation of the Plan of Share Exchange, to receive an amount of cash equal to the fair value of his shares of BOLV common stock rather than receiving the consideration set forth in the Plan of Share Exchange. The following summary is not a complete statement of statutory dissenters’ rights of appraisal, and such summary is qualified by reference to the applicable provisions of the Nevada Revised Statutes, which are reproduced in full in Annex E to this Proxy Statement/Prospectus. A shareholder must complete each step in the precise order prescribed by the statute to perfect his, her or its dissenter’s rights of appraisal.
     Any holder of BOLV common stock electing to exercise his, her or its right of dissent (a “Dissenting Shareholder”) shall file with BOLV, prior to or at the shareholders meeting, a written notice of intent to demand payment for shares if the exchange is effectuated. If the Plan of Share Exchange is approved by the required vote and the Dissenting Shareholder has not voted in favor thereof, the Dissenting Shareholder may make written demand on BOLV for payment of the fair value of the Dissenting Shareholder’s shares. If the Plan of Share Exchange is effected, BOLV shall pay to the Dissenting Shareholder, upon the determination of the fair value, and, in the case of shares represented by certificates, the surrender of such certificates, the fair value thereof. Any Dissenting Shareholder making such demand shall thereafter be entitled only to payment and shall not be entitled to vote or to exercise any other rights of a shareholder.
     Within ten days after the Plan of Share Exchange is effected, BOLV shall give written notice thereof to each Dissenting Shareholder who has made demand as provided in the Nevada Revised Statutes and shall include in such written notice the place where the demand for payment must be sent and where and when certificates for shares must be deposited; supply a form for demanding payment; set a date by which the demand must be received which is not less than thirty days nor more than sixty days after delivery of the notice.

     Within thirty days after receipt of a demand for payment, BOLV shall pay to each dissenter who complied with NRS 92A.440 the amount BOLV estimates to be the fair value of the shares plus accrued interest.
     The Dissenting Shareholder may notify BOLV in writing of its own estimate of the fair value of its shares if it believes that the amount paid pursuant to NRS 92A.460 is less than the fair value or incorrectly calculated.
     If the demand for payment remains unsettled, BOLV shall commence a proceeding within sixty days after receipt of the demand petitioning the court to determine the fair value. If a petition is not filed within sixty days, BOLV shall pay to each dissenter the amount demanded. The assessment of the cost of the proceedings will be assessed against BOLV unless the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.
Federal Securities Laws Consequences; Stock Transfer Restrictions
     This proxy statement/prospectus does not cover any resales of the Capitol common stock you will receive in the exchange, and no person is authorized to make any use of this proxy statement/prospectus in connection with any such resale.
     All shares of Capitol common stock you will receive in the exchange will be freely transferable, except that if you are deemed to be an “affiliate” of BOLV under the Securities Act of 1933 at the time of the annual shareholders’ meeting, you may resell those shares only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be affiliates of BOLV for those purposes generally include individuals or entities that control, are controlled by, or are under common control with, BOLV, and would not include shareholders who are not officers, directors or principal shareholders of BOLV.
     The affiliates of BOLV may not offer, sell or otherwise dispose of any of the shares of Capitol common stock issued to that affiliate in the exchange or otherwise owned or acquired by that affiliate:
(1)	for a period beginning 30 days prior to the exchange and continuing until financial results covering at least 30 days of post-exchange combined operations of Capitol and BOLV have been publicly filed by Capitol; or

(2)	in violation of the Securities Act.

OPINION OF FINANCIAL ADVISOR
Howe Barnes Investments, Inc.
     BOLV has retained Howe Barnes Investments, Inc. (“Howe Barnes” or “HBI”) to provide a financial fairness opinion in connection with the exchange. The BOLV board selected Howe Barnes to act as BOLV’s financial advisor based on its qualifications, expertise and reputation. Howe Barnes has rendered its opinion, in writing, that, based upon and subject to the various considerations set forth in the opinion, the consideration to be received pursuant to the exchange offer by the holders of BOLV common stock is fair from a financial point of view.
     The full text of the written opinion of Howe Barnes is attached as Annex B to this proxy statement/prospectus and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Howe Barnes in rendering its opinion. BOLV shareholders are urged to, and should, read the opinion carefully and in its entirety. The opinion is directed to the BOLV board and addresses only the fairness from a financial point of view of the consideration received pursuant to the exchange as of the date of the opinion. It does not address any other aspect of the exchange and does not constitute a recommendation to any holder of BOLV common stock as to how to vote at the special shareholders’ meeting. The summary of the opinion of Howe Barnes set forth in this document is qualified in its entirety by reference to the full text of the opinion.
     For purposes of its opinion in connection with its review of the proposed Exchange, HBI, among other things:
1.	Participated in discussions with representatives of Capitol and BOLV concerning Capitol’s and BOLV’s financial condition, businesses, assets, earnings, prospects, and such senior management’s views as to its future financial performance;

2.	Reviewed the terms of the Proposed Share Exchange attached to the Prospectus;

3.	Reviewed certain publicly available financial statements, both audited (where available) and unaudited, and related financial information of Capitol and BOLV, including those included in Capitol’s Annual Reports for the past two years and the Quarterly Reports for the past two quarters as well as other internally generated reports relating to asset/liability management, asset quality, and similar documents;

4.	Reviewed certain financial forecasts and projections of BOLV, prepared by its management team;

5.	Discussed and reviewed certain aspects of the past and current business operations, financial condition, and future prospects of Capitol and BOLV with certain members of management;

6.	Reviewed reported market prices and historical trading activity of Capitol’s common stock;

7.	Reviewed certain aspects of the financial performance of Capitol and BOLV and compared such financial performance of Capitol and BOLV, together with stock market data relating to Capitol’s common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities; and

8.	Reviewed certain of the financial terms, to the extent publicly available, of certain recent business combinations involving other financial institutions.
     Howe Barnes compared the Exchange pricing ratios against those of other publicly traded financial institutions. It reviewed the median ratios of groups of institutions we deemed similar to BOLV in terms of geographic location, asset size, and capitalization. From this data HBI constructed two comparable groups. The first group consisted of all publicly traded banks with assets less than $250 million that were headquartered in Southwestern United States, including the states of Nevada, California, Arizona, New Mexico, Colorado, and Utah. The second group is a subset of the first group, but included only banks with a tangible equity to tangible asset ratio of 10% or greater. The rationale for using a second group of banks is that BOLV’s capitalization ratios are much higher than regulatory minimums required (roughly 12.5% as of June 30, 2005). As a result, it is carrying “excess capital.” Typically, investors will pay a premium for a bank’s minimum capital levels, but will place diminishing value on excess capital. It would be expected, and is shown below, that publicly traded banks that have higher capital levels trade at a smaller multiple to book value than those banks with less capital.
The price-to-book and price-to-LTM earnings median values of each group were used so as to account for extreme values on the high and low side of the comparable transactions. In addition, the median values are discounted by

20% to reflect the illiquidity of the common stock (the rationale for the discount is discussed in detail in the following pages). These median and adjusted median values were then compared with the Exchange ratios of the minority shares of BOLV by CBC.
Price-to-Book

Groups
	West banks w/	West banks w/ TE/TA >
	assets < $250m	10% and assets < $250m
High	4.47x	4.18x
Low	1.12x	1.12x
Mean	2.10x	1.95x
Median	1.93x	1.84x
Discount	20%	20%
Adjusted Median	1.54x	1.47x

CBC — BOLV Transaction		1.46x
Price-to-LTM Earnings

Groups
	West banks w/	West banks w/ TE/TA >
	assets < $250m	10% and assets < $250m
High	33.93x	30.21x
Low	12.38x	12.38x
Mean	20.88x	19.76x
Median	19.16x	18.26x
Discount	20%	20%
Adjusted Median	15.33x	14.61x

CBC — BOLV Transaction		20.99x
     Although the total consideration paid by Capitol for BOLV is lower than the median values resulting from the Comparable Transaction Analysis and the Net Present Value Analysis, additional factors must be taken into account in determining a fair value for the remaining shares of BOLV. These factors include:
Illiquidity Discount — BOLV’s common stock currently does not, or has never traded on the NYSE, NASDAQ, AMEX, or any other major exchange, or on the Over-the-Counter Bulletin Board. As a result, it is much more illiquid than any other small community bank whose shares are tradable on any exchange, or through the over-the-counter market. As a result, an illiquidity discount must be factored into our previous valuation of BOLV Community Bank. The size of the illiquidity discount is determined largely by three factors: the size of the bank, the type and quality of the bank’s assets, and the magnitude and predictability of the bank’s future cash flows. The bulk of the historical estimates of marketability or illiquidity discounts appear to lie within the range of 20% to 50%, depending on the factors mentioned above. Given the brief historical performance of BOLV, its high credit quality, profitability, and future growth prospects, we would assume a discount BOLV’s initial valuation at the lower end of the illiquidity discount range.
Minority Discount — Capitol currently owns 48.78% of the common shares of BOLV, and thus maintains “effective control” of the decisions of the Board of Directors, and therefore the major decisions of the bank. By comparison, no other one shareholder of BOLV owns more than 5% of the outstanding common stock of BOLV. In typical acquisitions, the purchasing entity will pay a “change of control,” or “acquisition” premium to acquire all the shares of the target institution. As a result, any purchase of shares not already owned by Capitol should be viewed as minority share purchases. For the minority shareholder’s view, the minority position will trade at a discount to majority positions to account for the lack of control. Based on historical evidence since 1980, implied minority discounts have ranged from 26% to 34%, depending on the degree of minority ownership. BOLV’s position is 51.22%, which would imply a minority discount on the lower end of that range.
     Based upon and subject to the foregoing, it is HBI’s opinion that, as of the date hereof, the consideration offered in the exchange offer is fair, from a financial point of view, to the shareholders of BOLV.
     Under the engagement letter, Howe Barnes provided financial advisory services and a financial fairness opinion in connection with the exchange, and BOLV agreed to pay Howe Barnes a fee of $30,000 plus out-of-pocket expenses. In addition, BOLV has agreed to indemnify Howe Barnes and its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws.
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THE CLOSING
Effective Time
     The exchange will be effective at 5:00 p.m., Mountain Time, on October ___, 2005, and will be closed as soon as possible after the vote at the meeting of BOLV’s shareholders. If the Plan of Share Exchange is approved, as of the effective date, each outstanding share of BOLV common stock will be automatically converted into the right to receive Capitol common stock according to the exchange ratio.
Shares Held By Capitol
     Shares of BOLV common stock owned by Capitol since Capitol’s organization will be unaffected by the exchange. Those shares will not be exchanged for any securities of Capitol or other consideration.
Procedures For Surrender Of Certificates; Fractional Shares
     As soon as reasonably practicable after the effective date of the exchange, Capitol or Capitol’s transfer agent will send you a letter of transmittal. The letter of transmittal will contain instructions with respect to the surrender of your BOLV stock certificates. YOU SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.
     Commencing immediately after the effective date of the exchange, upon surrender by you of your stock certificates representing BOLV shares in accordance with the instructions in the letter of transmittal, you will be entitled to receive stock certificates representing shares of Capitol common stock into which those BOLV shares have been converted, together with a cash payment in lieu of fractional shares, if any.
     After the effective date, each certificate that previously represented shares of BOLV stock will represent only the right to receive the shares of Capitol common stock into which shares of BOLV stock were converted in the exchange, and the right to receive cash in lieu of fractional shares of Capitol common stock as described below.
     Until your BOLV certificates are surrendered to Capitol or Capitol’s agent, you will not be paid any dividends or distributions on the Capitol common stock into which your BOLV shares have been converted with a record date after the exchange, and will not be paid cash in lieu of a fractional share. When those certificates are surrendered, any unpaid dividends and any cash in lieu of fractional shares of Capitol common stock payable as described below will be paid to you without interest.
     BOLV’s transfer books will be closed at the effective date of the exchange and no further transfers of shares will be recorded on the transfer books. If a transfer of ownership of BOLV stock that is not registered in the records of BOLV has occurred, then, so long as the BOLV stock certificates are accompanied by all documents required to evidence and effect the transfer, as set forth in the transmittal letter and accompanying instructions, a certificate representing the proper number of shares of Capitol common stock will be issued to a person other than the person in whose name the certificate so surrendered is registered, together with a cash payment in lieu of fractional shares, if any, and payment of dividends or distributions, if any.
     No fractional share of Capitol common stock will be issued upon surrender of certificates previously representing BOLV shares. Instead, Capitol will pay you an amount in cash determined by multiplying the fractional share interest to which you would otherwise be entitled by the Capitol share value used in determining the exchange ratio.

Fees and Expenses
     Whether or not the exchange is completed, Capitol and BOLV will each pay its own costs and expenses incurred in connection with the exchange, including the costs of (a) the filing fees in connection with Capitol’s Form S-4 registration statement and this proxy statement/prospectus, (b) the filing fees in connection with any filing, permits or approvals obtained under applicable state securities and “blue sky” laws, (c) the expenses in connection with printing and mailing of the Capitol Form S-4 registration statement and this proxy statement/prospectus, and (d) all other expenses.
Stock Market Listing
     Capitol will promptly prepare and submit a listing application with respect to the maximum number of shares of Capitol common stock issuable to BOLV shareholders in the exchange, and Capitol must use reasonable best efforts to obtain approval for the listing of Capitol common shares on the New York Stock Exchange.
Amendment And Termination
     Capitol and BOLV may amend or terminate the exchange at any time before or after shareholder approval of the Plan of Share Exchange. After shareholder approval of the exchange, it may not be further amended without the approval of the shareholders.
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THE SHAREHOLDERS’ MEETING
Date, Time And Place
     The annual shareholders’ meeting will be held on October ___, 2005 at Bank of Las Vegas, 6001 South Decatur, Suite P, Las Vegas, Nevada 89012 at 11:45 a.m., local time.
Matters To Be Considered At The Shareholders’ Meeting
     At the annual shareholders’ meeting, holders of BOLV common stock will vote on whether to approve the exchange. See “The Exchange”. Shareholders will also vote on the election of directors for BOLV. See “Election of Directors”.
Record Date; Stock Entitled To Vote; Quorum
     Holders of record of BOLV common stock at the close of business on September 15, 2005, the record date for the annual shareholders’ meeting, are entitled to receive notice of and to vote at the shareholders’ meeting. At August 31, 2005, 690,000 shares of BOLV common stock were issued and outstanding and held by approximately 192 holders of record. Capitol held 336,600 shares of BOLV common stock on that date and 353,400 were held by shareholders other than Capitol.
     A majority of the shares of the BOLV common stock (excluding shares held by Capitol) entitled to vote on the record date must be represented in person or by proxy at the shareholders’ meeting in order for a quorum to be present for purposes of transacting business at the meeting. In the event that a quorum of common stock is not represented at the shareholders’ meeting, it is expected that the meeting will be adjourned or postponed to solicit additional proxies. Holders of record of BOLV common stock on the record date are each entitled to one vote per share with respect to approval of the exchange at BOLV’s shareholders’ meeting.
     BOLV does not expect any other matters to come before the shareholders’ meeting. However, if any other matters are properly presented at the meeting for consideration, the persons named in the enclosed form of proxy, and acting thereunder, will have discretion to vote or not vote on those matters in accordance with their best judgment, unless authorization to use that discretion is withheld. If a proposal to adjourn the meeting is properly presented, however, the persons named in the enclosed form of proxy will not have discretion to vote in favor of the adjournment proposal any shares which have been voted against the proposal(s) to be presented at the meeting. BOLV is not aware of any matters expected to be presented at the meeting other than as described in the notice of the meeting.
Votes Required
     Although approval of the exchange by two-thirds of the shares entitled to vote is all that is required by law, BOLV and Capitol have agreed that approval of the exchange will require the affirmative vote of a majority of the shares of BOLV common stock outstanding on the record date, excluding shares of BOLV held by Capitol. Abstentions and broker non-votes will have the same effect as a vote against the proposal to approve the exchange.
Share Ownership Of Management
     As of the close of business on August 31, 2005, the directors and executive officers of BOLV and their affiliates were entitled to vote approximately 55,550 shares of BOLV common stock. These shares represent approximately 8.05% of the outstanding shares of BOLV common stock and 15.72% of BOLV’s shares held by shareholders other than Capitol. The directors and executive officers of BOLV have agreed to vote their shares of BOLV common stock in favor of the exchange.

Voting Of Proxies
Submitting Proxies
     You may vote by attending the shareholders’ meeting and voting your shares in person at the meeting, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed postage pre-paid envelope. If you sign a written proxy card and return it without instructions, your shares will be voted FOR the exchange at the shareholders’ meeting.
     If your shares are held in the name of a trustee, bank, broker or other record holder, you must either direct the record holder of your shares as to how to vote your shares or obtain a proxy from the record holder to vote at the shareholders’ meeting.
     Shareholders who submit proxy cards should not send in any stock certificates with their proxy cards. A transmittal form with instructions for the surrender of certificates representing shares of BOLV stock will be mailed by Capitol to former BOLV shareholders shortly after the exchange is effective.
Revoking Proxies
     If you are a shareholder of record, you may revoke your proxy at any time prior to the time it is voted at the shareholders’ meeting. Proxies may be revoked by written notice, including by telegram or telecopy, to the president of BOLV, by a later-dated proxy signed and returned by mail or by attending the shareholders’ meeting and voting in person. Attendance at BOLV’s special shareholders’ meeting will not in and of itself constitute a revocation of a proxy. Any written notice of a revocation of a proxy must be sent so as to be delivered before the taking of the vote at the shareholders’ meeting to:
Bank of Las Vegas
6001 South Decatur
Suite P
Las Vegas, Nevada 89012
Attn: Vincent J. Ciminise, President
     If you require assistance in changing or revoking a proxy, you should contact Vincent Ciminise at the address above or at phone number (702) 939-2400.
General Information
     Brokers who hold shares in street name for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote on non-routine matters, such as the proposal to be voted on at the shareholders’ meeting, unless they receive specific instructions from the customer. These so-called broker non-votes will have the same effect as a vote against the exchange.
     Abstentions may be specified on all proposals. If you submit a proxy with an abstention, you will be treated as present at the shareholders’ meeting for purposes of determining the presence or absence of a quorum for the transaction of all business. An abstention will have the same effect as a vote against the exchange.
Solicitation Of Proxies; Expenses
     Capitol or BOLV will pay the cost of solicitation of proxies. In addition to solicitation by mail, the directors, officers and employees of BOLV may also solicit proxies from shareholders by telephone, telecopy, telegram or in person.

COMPARISON OF SHAREHOLDER RIGHTS
     As a result of the exchange, holders of shares of BOLV stock will become holders of shares of Capitol common stock. This comparison of shareholder rights is not intended to be complete and is qualified by reference to the Nevada Revised Statutes, as well as to BOLV’s articles of incorporation and by-laws and the Michigan Business Corporation Act as well as to Capitol’s articles of incorporation and by-laws, (copies of which are on file with the SEC).
     The following summary compares various rights, privileges and restrictions applicable to shareholders of BOLV and Capitol:

	BOLV	Capitol

Authorized Capital Stock	1,000,000	50,000,000

Preemptive Rights	None	None

Quorum Requirements	Majority	Majority

Special Meetings of Stockholders	Called by CEO, majority	Called by CEO, majority
	of the board or	of the board or
	shareholders	shareholders
	representing 25% of the	representing 25% of the
	shares entitled to vote	shares entitled to vote

Stockholder Action by Written Consent	Yes, if unanimous	Yes, if unanimous

Inspection of Voting List of Stockholders	Inspector may be	Inspector may be
	appointed by the Board,	appointed by the Board,
	by the person presiding	by the person presiding
	at shareholders’	at shareholders’
	meeting or by the	meeting or by the
	request of a	request of a
	shareholder	shareholder

Classification of the Board of Directors	No	No

Election of the Board of Directors	Annually by shareholders	Annually by shareholders

Cumulative Voting	No	No

Number of Directors	1-25	5-25

Removal of Directors	By a majority of the	By a majority of the
	outstanding shares of	outstanding shares of
	stock	stock

Vacancies on the Board of Directors	May be filled by a	May be filled by a
	majority of the Board	majority of the Board
	of Directors	of Directors

Liability of Directors	Eliminated to the	Eliminated to the
	fullest extent provided	fullest extent provided
	by law	by law

Indemnification of Directors, Officers,
Employees or Agents	Yes	Yes

Amendments to Articles of Incorporation	By a majority of the	By a majority of the
	outstanding shares	outstanding shares

Amendments to Bylaws	By majority of directors	By majority of directors

Appraisal/Dissenters’ Rights	Nevada law provides for
	dissenters’ rights	No

DESCRIPTION OF THE CAPITAL STOCK OF CAPITOL
     Capitol’s Articles of Incorporation, as amended to date, authorize the issuance of up to 50,000,000 shares of common stock, without par value. Capitol’s articles of incorporation do not authorize the issuance of any other class of stock. As of June 30, 2005, 14,994,585 shares of common stock were outstanding. UMB Bank, n.a., serves as transfer agent and registrar for Capitol’s common stock.
     Michigan law allows Capitol’s board of directors to issue additional shares of stock up to the total amount of common stock authorized without obtaining the prior approval of the shareholders.
     Capitol’s board of directors has authorized the issuance of the shares of common stock as described in this proxy statement/prospectus. All shares of common stock offered will be, when issued, fully paid and nonassessable.
     The following summary of the terms and provisions of the common stock does not purport to be complete and is qualified in its entirety by reference to Capitol’s articles of incorporation, as amended, a copy of which is on file with the SEC, and to the Michigan Business Corporation Act (“MBCA”).
Rights of Common Stock
     All voting rights are vested in the holders of shares of common stock. Each share of common stock is entitled to one vote. The shares of common stock do not have cumulative voting rights, which means that a stockholder is entitled to vote each of his or her shares once for each director to be elected at any election of directors and may not cumulate shares in order to cast more than one vote per share for any one director. The holders of the common stock do not have any preemptive, conversion or redemption rights. Holders of common stock are entitled to receive dividends if and when declared by Capitol’s board of directors out of funds legally available. Under Michigan law, dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation’s total assets equal or exceed the sum of its liabilities. In the event of liquidation, the holders of common stock will be entitled, after payment of amounts due to creditors and senior security holders, to share ratably in the remaining assets.
Shares Available for Issuance
     The availability for issuance of a substantial number of shares of common stock at the discretion of the board of directors provides Capitol with the flexibility to take advantage of opportunities to issue additional stock in order to obtain capital, as consideration for possible acquisitions and for other purposes (including, without limitation, the issuance of additional shares through stock splits and stock dividends in appropriate circumstances). There are, at present, no plans, understandings, agreements or arrangements concerning the issuance of additional shares of common stock, except as described in this proxy statement/prospectus and for the shares of common stock reserved for issuance under Capitol’s stock option program.
     Uncommitted authorized but unissued shares of common stock may be issued from time to time to persons and in amounts the board of directors of Capitol may determine and holders of the then outstanding shares of common stock may or may not be given the opportunity to vote thereon, depending upon the nature of those transactions, applicable law and the judgment of the board of directors of Capitol regarding the submission of an issuance to or vote by Capitol’s shareholders. As noted, Capitol’s shareholders have no preemptive rights to subscribe to newly issued shares.
     Moreover, it will be possible that additional shares of common stock would be issued for the purpose of making an acquisition by an unwanted suitor of a controlling interest in Capitol more difficult, time consuming or costly or would otherwise discourage an attempt to acquire control of Capitol. Under such circumstances, the availability of authorized and unissued shares of common stock may make it more difficult for shareholders to obtain a premium for their shares. Such authorized and unissued shares could be used to create voting or other impediments or to frustrate a person seeking to obtain control of Capitol by means of a merger, tender offer, proxy contest or other means. Such shares could be privately placed with purchasers who might cooperate with the board of directors of Capitol in opposing such an attempt by a third party to gain control of Capitol. The issuance of new shares of common stock could also be used to dilute ownership of a person or entity seeking to obtain control of Capitol. Although Capitol does not currently contemplate taking that action, shares of Capitol common stock could be issued for the purposes and effects described above, and the board of directors reserves its rights (if consistent with its fiduciary responsibilities) to issue shares for such purposes.

Capitol’s Preferred Securities
     Capitol has issued debentures to Capitol Trust I, a Delaware business trust subsidiary of Capitol. Capitol Trust I purchased the debentures with the proceeds of preferred securities (which are traded on the New York Stock Exchange under the symbol “CBCPrA”). Capitol also has additional trust-preferred securities which were privately placed. Capitol has guaranteed the preferred securities. The documents governing these securities, including the indenture under which the debentures were issued, restrict Capitol’s right to pay a dividend on its common stock under certain circumstances and give the holders of the preferred securities preference on liquidation over the holders of Capitol’s common stock. Specifically, Capitol may not declare or pay a cash dividend on its common stock if (a) an event of default has occurred as defined in the indenture, (b) Capitol is in default under its guarantee, or (c) Capitol has exercised its right under the debentures and the preferred securities to extend the interest payment period. In addition, if any of these conditions have occurred and until they are cured, Capitol is restricted from redeeming or purchasing any shares of its common stock except under very limited circumstances. Capitol’s obligation under the debentures, the preferred securities and the guarantee approximates $103.3 million at an average interest rate currently approximating 7% per annum, payable quarterly.
Anti-Takeover Provisions
     In addition to the utilization of authorized but unissued shares as described above, the MBCA contains other provisions which could be utilized by Capitol to impede efforts to acquire control of Capitol. Those provisions include the following:
     Control Share Acquisitions. The MBCA contains an article intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. These provisions regulate the acquisition of “control shares” of large public Michigan corporations.
     The act establishes procedures governing “control share acquisitions.” A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33-1/3% or 50%. Under that act, an acquirer may not vote “control shares” unless the corporation’s disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of the target corporation, and directors of the target corporation who are also employees of the corporation are precluded from voting on the issue of whether the control shares shall be accorded voting rights. The act does not affect the voting rights of shares owned by an acquiring person prior to the control share acquisition.
     The act entitles corporations to redeem control shares from the acquiring person under certain circumstances. In other cases, the act confers dissenters’ rights upon all of a corporation’s shareholders except the acquiring person.
     The act applies only to an “issuing public corporation.” Capitol falls within the statutory definition of an “issuing public corporation.” The act automatically applies to any “issuing public corporation” unless the corporation “opts out” of the statute by so providing in its articles of incorporation or bylaws. Capitol has not “opted out” of the provisions of the act.
     Fair Price Act. Certain provisions of the MBCA establish a statutory scheme similar to the supermajority and fair price provisions found in many corporate charters. The act provides that a super majority vote of 90% of the shareholders and no less than two-thirds of the votes of non-interested shareholders must approve a “business combination.” The act defines a “business combination” to encompass any merger, consolidation, share exchange, sale of assets, stock issue, liquidation, or reclassification of securities involving an “interested shareholder” or certain “affiliates.” An “interested shareholder” is generally any person who owns 10% or more of the outstanding voting shares of the company. An “affiliate” is a person who directly or indirectly controls, is controlled by, or is under common control with a specified person.

     As of January 31, 2005 Capitol’s management beneficially owned (including immediately exercisable stock options and warrants) control of approximately 27.16% of Capitol’s outstanding common stock. It is now unknown what percentage will be owned by management upon completion of the exchange. If management’s shares are voted as a block, management will be able to prevent the attainment of the required supermajority approval.
     The supermajority vote required by the act does not apply to business combinations that satisfy certain conditions. These conditions include, among others, that: (i) the purchase price to be paid for the shares of the company is at least equal to the greater of (a) the market value of the shares or (b) the highest per share price paid by the interested shareholder within the preceding two-year period or in the transaction in which the shareholder became an interested shareholder, whichever is higher; and (ii) once a person has become an interested shareholder, the person must not become the beneficial owner of any additional shares of the company except as part of the transaction which resulted in the interested shareholder becoming an interested shareholder or by virtue of proportionate stock splits or stock dividends.
     The requirements of the act do not apply to business combinations with an interested shareholder that the Board of Directors has approved or exempted from the requirements of the act by resolution at any time prior to the time that the interested shareholder first became an interested shareholder.
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WHERE YOU CAN FIND MORE INFORMATION
     Capitol has filed a registration statement on Form S-4 to register with the SEC the Capitol common stock to be issued to BOLV shareholders in the exchange. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Capitol in addition to being a proxy statement of BOLV for the special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.
     In addition, Capitol files reports, proxy statements and other information with the SEC under the Exchange Act. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the SEC:

Public Reference Room	Chicago Regional Office Citicorp Center
100 F Street	500 West Madison Street
Washington, D.C. 20549	Suite 1400
Chicago, Illinois 60661-2511
     You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including Capitol, who file electronically with the SEC. The address of that site is www.sec.gov. You can also inspect reports, proxy statements and other information about Capitol at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.
     The SEC allows Capitol to “incorporate by reference” the information it files with the SEC. This permits Capitol to disclose important information to you by referring to these filed documents. Any information referred to in this way is considered part of this proxy statement/prospectus, except for any information superseded by information in, or incorporated by reference in, this proxy statement/prospectus. Capitol incorporates by reference the following documents that have been filed with the SEC:

Capitol Bancorp Ltd. SEC Filings
(File No. 0-18461)	Period

· Quarterly Report on Form 10-Q	Period ended June 30, 2005

· Quarterly Report on Form 10-Q	Period ended March 31, 2005

· Proxy Statement on Schedule 14A	Annual Meeting Held May 5, 2005

· Annual Report on Form 10-K	Year ended December 31, 2004

· Registration Statement on Form 8-A filed April 19, 1990	Filed April 19, 1990

     In addition, all subsequent documents filed with the SEC by Capitol pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/ prospectus shall be deemed to be incorporated by reference into this proxy statement/prospectus and to be a part hereof from the date of filing such documents. Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus or another such document shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or another such document or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified superseded, to constitute a part of this proxy statement/prospectus.
     IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY OCTOBER ___, 2005 TO RECEIVE THEM BEFORE THE SHAREHOLDERS’ MEETING. If you request exhibits to any incorporated documents from us, Capitol will mail them to you by first class mail, or another equally prompt means, within one business day after Capitol receives your request.
     No one has been authorized to give any information or make any representation about BOLV, Capitol or the exchange that differs from, or adds to, the information in this document or in documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.
     If you are in a jurisdiction where it is unlawful to offer to exchange, or to ask for offers of exchange, the securities offered by this proxy statement/prospectus or to ask for proxies, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this proxy statement/prospectus does not extend to you.
     The information contained in this proxy statement/prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about Capitol has been supplied by Capitol, and information about BOLV has been supplied by BOLV.
LEGAL MATTERS
     Certain legal matters relating to the validity of the shares of Capitol common stock offered by this proxy statement/prospectus will be passed upon for Capitol by Brian English, Capitol’s General Counsel. Certain federal income tax matters relating to the exchange will be passed upon for Capitol by Miller, Canfield, Paddock and Stone, PLC.
EXPERTS
     The consolidated financial statements of Capitol and management’s assessment of internal control over financial reporting as of December 31, 2004 incorporated by reference in this proxy statement/prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports appearing elsewhere herein and incorporated herein by reference, and is attached and incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.
     The financial statements of Bank of Las Vegas attached to this proxy statement/prospectus as Annex C have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods stated in their report, which is attached as part of Annex C, and included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

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ANNEX A
PLAN OF SHARE EXCHANGE
     THIS PLAN OF SHARE EXCHANGE (“Plan”) is entered into effective October 5, 2005 between and among CAPITOL BANCORP LIMITED, a Michigan corporation (“Capitol”) and the BANK OF LAS VEGAS (“BOLV”).
R E C I T A L S
     A. BOLV is a Nevada banking corporation which commenced the business of banking February 11, 2002.
     B. Capitol is the holder of 336,600 shares of the duly issued and outstanding common stock of BOLV (“BOLV common stock”).
     C. BOLV common stock is privately held and not traded in any public market.
     D. Capitol’s common stock (“Capitol common stock”) is traded on the New York Stock Exchange.
     E. BOLV’s Board of Directors has determined that it would be in the best interest of BOLV’s stockholders to exchange their shares of stock in BOLV for shares of Capitol common stock as described in this Plan, and Capitol is willing to make an exchange on those terms.
     The parties adopt this Plan as of the effective date.
     1. The Exchange. Each shareholder who holds BOLV common stock will exchange his, her or their shares of BOLV common stock for shares of Capitol common stock according to an exchange ratio determined as follows:
BOLV Share Value. The value of each share of BOLV common stock shall be 150% of the fully-diluted book value of BOLV’s common stock, as determined under generally accepted accounting principles, as of September 30, 2005.
Capitol Share Value. The share value of each share of Capitol common stock shall be the average of the closing prices of Capitol’s common stock for the month ended September 30, 2005, as reported by the New York Stock Exchange.
Exchange Ratio. The exchange ratio will be determined by dividing the BOLV Share Value by the Capitol Share Value.
     Each BOLV shareholder (except Capitol) will receive shares of Capitol common stock in exchange for his, her or their BOLV common stock calculated by multiplying the number of shares of BOLV common stock held by the shareholder by the exchange ratio. Any fractional shares will be paid in cash.
     2. Approvals Necessary. The following approvals will be necessary prior to the Plan becoming effective:
a.	The Board of Directors of BOLV shall have approved and adopted the Plan.

b.	The Board of Directors of Capitol shall have approved and adopted the Plan.

c.	A majority of the common stock of BOLV (exclusive of the shares held by Capitol) shall have been voted to approve and adopt the Plan at a meeting of the shareholders called for that purpose.

d.	The Securities and Exchange Commission shall have declared effective the Registration Statement registering the shares of stock of Capitol common stock to be issued in the exchange.
     3. Fairness Opinion. The Board of Directors of BOLV shall have secured the opinion of a recognized firm of financial advisors that the share exchange is fair from a financial point of view to the shareholders of BOLV.
     4. Tax Opinion. Miller, Canfield, Paddock and Stone, PLC, shall have issued its legal opinion that the share exchange will constitute a reorganization within the means of Section 368 of the Internal Revenue Code of 1986, as amended, and that the exchange shall not be a taxable event to the shareholders of BOLV (except to the extent of cash received in lieu of fractional shares).
     5. Surrender of Certificates. Each shareholder of BOLV common stock shall surrender to Capitol his, her or their certificate(s) for shares of BOLV common stock. Capitol shall direct its transfer agent, UMB Bank, n.a., to issue certificate(s) of Capitol common stock to be issued in the exchange. Certificate(s) of Capitol common stock shall be issued and registered in the same name as the shares of BOLV common stock surrendered in exchange therefor, and shall thereafter be transferable in the same manner as otherwise provided for Capitol common stock. Shareholders of BOLV will not be paid dividend payments, if any, paid by Capitol until such time as their certificates have been exchanged. Any such withheld dividend payment will be paid upon exchange of the certificate(s).
     6. New BOLV Certificate. BOLV shall issue its certificate registering in the name of Capitol all shares of stock now registered to shareholders other than Capitol.

ANNEX B
October 4, 2005
Board of Directors
Bank of Las Vegas
6001 South Decatur Blvd.
Las Vegas, Nevada 89118
Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Bank of Las Vegas (“BOLV”) regarding the approved Plan of Share Exchange (the “Exchange”) that contemplates the exchange of the shares of BOLV common stock held by all shareholders other that Capitol Bancorp Limited (“Capitol” or “CBC”) with shares of Capitol.
Capitol is offering to exchange each issued and outstanding share of BOLV common stock for shares of Capitol’s common stock. It is our understanding that Capitol, at August 31, 2005, currently maintains a 48.78% controlling interest in BOLV’s common stock. Under the terms of the offer, holders of BOLV common stock will receive an exchange value of $14.629 worth of Capitol common stock, based upon a book value of BOLV of $10.004 as of August 31, 2005. Based upon the average closing price of Capitol’s common stock for the month ended August 31, 2005, which was $32.69, a holder of BOLV common stock would receive approximately 0.43469 shares of Capitol common stock for each share of BOLV common stock.
Howe Barnes Investments’ (“Howe Barnes”) opinion as expressed herein is limited to the fairness, from a financial point of view, of the Exchange consideration to the holders of Bank of Las Vegas common stock and does not address BOLV’s underlying business decision to proceed with the Exchange, nor does it express an opinion as to the prices at which shares of Capitol Bancorp Limited common stock issued in the Exchange may trade if and when they are issued or at any future time. The opinion is directed only to the Exchange consideration and does not constitute a recommendation to any holder of Bank of Las Vegas common stock as to how such holder should vote with respect to the proposed Exchange. Howe Barnes, as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes. The BOLV Board of Directors selected Howe Barnes on the basis of its familiarity with the financial services industry, its qualifications, ability, and its reputation with respect to such matters.
For purposes of its opinion in connection with its review of the proposed Exchange, Howe Barnes, among other things:
1.	Participated in discussions with representatives of Capitol and BOLV concerning Capitol’s and BOLV’s financial condition, businesses, assets, earnings, prospects, and such senior management’s views as to its future financial performance;

2.	Reviewed the terms of the proposed share Exchange attached to the Prospectus;

3.	Reviewed certain publicly available financial statements, both audited (where available) and unaudited, and related financial information of Capitol and BOLV, including those included in BOLV’s Annual Call Reports for the past two years and the Quarterly Call Reports for the past two quarters as well as other internally generated reports relating to asset/liability management, asset quality, and similar documents;

4.	Reviewed certain financial forecasts and projections of BOLV, prepared by its management team;

5.	Discussed and reviewed certain aspects of the past and current business operations, financial condition, and future prospects of Capitol and BOLV with certain members of management;

6.	Reviewed reported market prices and historical trading activity of Capitol’s common stock;

7.	Reviewed certain aspects of the financial performance of Capitol and BOLV and compared such financial performance of Capitol and BOLV, together with stock market data relating to Capitol’s common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities; and

8.	Reviewed certain of the financial terms, to the extent publicly available, of certain recent business combinations involving other financial institutions.
In conducting its review and rendering its opinion dated the date hereof, Howe Barnes assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial and other information that had been provided to Howe Barnes by BOLV, Capitol, and their respective representatives, and of the publicly available information that was reviewed by Howe Barnes. Howe Barnes is not an expert in the evaluation of allowances for loan losses and has not independently verified such allowances, and has relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of BOLV and Capitol at as of the dates in the financial statements reviewed above are adequate to cover such losses and complied fully with applicable law, regulatory policy, and sound banking practice as of the date of such financial statements. Howe Barnes was not retained to and did not conduct a physical inspection of any of the properties or facilities of BOLV, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of BOLV, was not furnished with any such evaluation or appraisal, and did not review any individual credit files. Howe Barnes’ opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.
Based upon the terms of the Exchange filed in the Prospectus, Howe Barnes has assumed the following terms in rendering our opinion:

Consideration (CBC)	100% stock
Percent of outstanding BOLV common stock not owned by CBC	51.22%

Total purchase price if all BOLV shares are exchanged (including options)	$5,930,602
Number of shares of BOLV stock outstanding	690,000
Number of diluted shares of BOLV stock outstanding	742,000
Number of common shares of BOLV not owned by CBC	353,400
Number of options of BOLV outstanding	52,000
Number of diluted shares of BOLV not owned by CBC	405,400

BOLV Common Equity as of August 31, 2005	$6,903
BOLV Diluted Equity as of August 31, 2005	$7,423
BOLV Equity per Share (Book Value)	$10.004

Purchase price per BOLV share	$14.6290
Exchange Ratio	0.4347
CBC per share price*	$33.65
Number of new CBC shares issued if all BOLV shares are exchanged	176,223
*average of CBC closing price for the month ended August 31, 2005
Howe Barnes assumes that all 52,000 BOLV options are exercised at a price of $10.00 per share.
Based upon these terms provided, as well as the financial information of BOLV as of August 31, 2005, Howe Barnes has calculated the following pricing ratios as they relate to the Exchange of BOLV common stock for Capitol common stock:

Exchange price / total equity	1.46x
Exchange price / trailing twelve months earnings	20.99x

In rendering its opinion, Howe Barnes considered results of analysis in the following four sections:
Section I. Comparable Publicly Traded Company Analysis
Howe Barnes compared the Exchange pricing ratios against those of other publicly traded financial institutions. We reviewed the median ratios of groups of institutions we deemed similar to BOLV in terms of geographic location, asset size, and capitalization. From this data we constructed two comparable groups. The first group consisted of all publicly traded banks with assets less than $250 million that were headquartered in Southwestern United States, including the states of Nevada, California, Arizona, New Mexico, Colorado, and Utah. The second group is a subset of the first group, but included only banks with a tangible equity to tangible asset ratio of 10% or greater. The rationale for using a second group of banks is that BOLV’s capitalization ratios are much higher than regulatory minimums required (roughly 12.5% as of June 30, 2005). As a result, it is carrying “excess capital.” Typically, investors will pay a premium for a bank’s minimum capital levels, but will place diminishing value on excess capital. We would expect, and have shown below, that publicly traded banks that have higher capital levels trade at a smaller multiple to book value than those banks with less capital.
The price-to-book and price-to-LTM earnings median values of each group were used so as to account for extreme values on the high and low side of the comparable transactions. In addition, the median values are discounted by 20% to reflect the illiquidity of the common stock (the rationale for the discount is discussed in detail in the following pages). These median and adjusted median values were then compared with the Exchange ratios of the minority shares of BOLV by CBC.
Price-to-Book

Groups
	w/ assets <	Southwest banks w/ TE/TA
	$ 250m	> 10% and assets < $250m
High	4.47x	4.18x
Low	1.12x	1.12x
Mean	2.10x	1.95x
Median	1.93x	1.84x
Discount	20%	20%
Adjusted Median	1.54x	1.47x

CBC — BOLV Transaction		1.46x
Price-to-LTM Earnings

Groups
	w/ assets <	Southwest banks w/ TE/TA
	$ 250m	> 10% and assets < $250m
High	33.93x	30.21x
Low	12.38x	12.38x
Mean	20.88x	19.76x
Median	19.16x	18.26x
Discount	20%	20%
Adjusted Median	15.33x	14.61x

CBC — BOLV Transaction		20.99x

The above analysis shows that the 1.46x price-to-book multiple the shareholders of BOLV would receive in the Exchange is not materially different from comparable publicly traded institutions when applying the appropriate discount factor. The analysis also shows that the 20.99x price-to-earnings multiple the shareholders of BOLV would receive in the Exchange is higher than multiples of comparable institutions, even without the applicable discount factor being applied. In other words, on a price-to-earnings basis only, shareholders of BOLV common stock would receive a higher premium in the Exchange versus what comparable companies currently trade at whose stock is listed in the public markets.
Section II. Merger and Acquisition Transactions Analysis
Howe Barnes reviewed the statistics of historical bank and thrift merger and acquisition transactions. The methodology is used to compare the pricing ratios of merger and acquisition transactions to the ratios in the proposed Exchange. Howe Barnes used three groups of merger and acquisition transactions to compare pricing ratios with those in the Exchange of the remaining shares of BOLV by Capitol. The three groups were as follows:
Group #1 consisted of:
•	Twenty-five transactions

•	Selling banks located in the Southwest states of Nevada, California, Arizona, New Mexico, Utah and Colorado

•	Selling banks whose total assets were less than $200 million

•	Transactions announced since January 1, 2004

•	Pending and completed transactions
Group #2 consisted of:
•	Twenty-seven transactions

•	Selling banks located nationwide

•	Selling banks whose total assets were less than $200 million

•	Selling banks whose tangible equity / tangible assets ratios were between 11.0% and 13.0%

•	Transactions announced since January 1, 2004

•	Pending and completed transactions
Group #3 consisted of:
•	208 transactions

•	Selling banks were located nationwide

•	Total assets of the selling banks was less than $200 million

•	Transactions announced since January 1, 2004

•	Pending and completed transactions
No company or transaction used in the above analyses as a comparison is identical to BOLV, Capitol, or the proposed Exchange. Accordingly, an analysis of the results of the foregoing was not strictly mathematical; rather, it involved complex considerations and judgments concerning differences in financial operating characteristics, including, among other things, differences in revenue composition and earnings performance among the companies, and other facts that could affect the public trading value of the companies to which they are being compared. In addition, it should be noted that none of Capitol’s previous acquisitions of minority positions of banks, were included in any of the groups to avoid any potential bias in the results.
The high, low, mean, and median values of each of the three groups are shown in the tables below for two different pricing ratios. The median value of each is highlighted to account for extreme values on the high and low side of the comparable transactions.

In addition, given the unique ownership structure of BOLV, in that Capitol maintains “effective control” with 48.78% ownership, the median values are discounted by 20%. This discount is applied to reflect lack of “effective control” position held by BOLV shareholders (the rationale for the discount is discussed in detail in the following pages). These median and adjusted median values are then compared to Exchange ratios of the minority shares of BOLV by CBC.
Exchange price-to-book value

Groups
	# 1	# 2	# 3
High	3.22x	5.29x	5.29x
Low	0.93x	0.55x	0.55x
Mean	2.32x	1.89x	2.03x
Median	2.46x	1.88x	1.90x
Discount	20%	20%	20%
Adjusted Median	1.97x	1.50x	1.52x

CBC — BOLV Transaction	1.46x
Exchange price-to-trailing twelve months’ earnings

Groups
	# 1	# 2	# 3
High	41.97x	62.30x	67.13x
Low	9.52x	8.30x	3.94x
Mean	25.67x	24.53x	26.93x
Median	25.93x	20.02x	23.16x
Discount	20%	20%	20%
Adjusted Median	20.74x	16.02x	18.53x

CBC — BOLV Transaction	20.99x
In addition, while Howe Barnes believes that an analysis of consideration paid for acquisitions of banks and thrifts with characteristics similar to BOLV is relevant for these purposes, Howe Barnes emphasizes that the proposed exchange is not a transaction through which control of the subject company passes from one shareholder or group of shareholders to another shareholder or group of shareholders. Thus, in rendering its opinion, Howe Barnes places less emphasis on this aspect of its analysis than it would if the proposed transaction were a full change of control merger or acquisition.
Section III. Discounted Cash Flow Analysis
Using discounted cash flow analysis, we estimated the future dividend streams that BOLV could produce over the period from October 1, 2005 through December 31, 2010, assuming annual asset growth rates and further assumed BOLV performed in accordance with recent historical trends and the future outlook of BOLV’s management. We calculated values as perpetuity with near and long term asset growth rates between 10% and 25%. The cash flow streams and terminal value were discounted to present values using discount rates which reflect different assumptions regarding the required rates of return to holders of BOLV common stock. We then estimated a range of terminal multiples to estimated fiscal year-end 2010 net income. The range of terminal multiples was chosen based upon past and current multiples of comparable publicly traded banks in the Western United States, as well as nationwide (see previous analysis in Section I). A summary of our key assumptions is included as follows:

	Short Term	Long Term	Discount Rate	Terminal
	Growth Rate	Growth Rate		Multiples

High	25%	10%-15%	16%	20.0x
Low	25%	10%-15%	12%	16.0x
The calculated range results of the discounted cash flow analysis is presented in the table below. The median calculated value is discounted further by 20% to reflect the illiquidity of the common stock and minority position held by BOLV shareholders (the rationale for the discount is discussed in detail in the following pages).
Calculated Values

			% not
	Total Value of		owned by		Calculated		Adjusted
	BOLV		CBC		Value	Discount	Value

High ($000s)	$17,762	x	51.2%	=	$9,097	20%	$9,097
Low ($000s)	$13,013	x	51.2%	=	$6,665	20%	$5,332
Mean ($000)	$15,256	x	51.2%	=	$7,814	20%	$6,251
Median ($000s)	$15,232	x	51.2%	=	$7,802	20%	$6,241
			CBC - BOLV Transaction Value =				$5,931
Section IV. Additional Factors
As mentioned above, Howe Barnes applied a 20% discount to our calculated values in each analysis. The rational for this discount includes:
Illiquidity Discount — In valuing an ownership interest in a privately held company, we must address the fact of how quickly this ownership interest can be converted into cash. BOLV’s common stock currently does not, or has never traded on the NYSE, NASDAQ, AMEX, or any other major exchange, or on the Over-The-Counter Bulletin Board. As a result, it is much more illiquid than any other small community bank whose shares are tradable on any exchange, or through the over-the-counter market. As a result, an illiquidity discount must be factored into our previous valuation of BOLV to reflect the fact that there is no readily available market in which an investor could sell shares. The size of the illiquidity discount is determined largely by three factors: the size of the bank, the type and quality of the bank’s assets, and the magnitude and predictability of the bank’s future cash flows. A variety of studies have been done to quantify this discount for the lack of marketability in a common stock. The bulk of the historical estimates of marketability or illiquidity discounts appear to lie within the range of 20% to 50%, depending on the factors mentioned above. Given the brief historical performance of BOLV, its high credit quality, profitability, and future growth prospects, we would assume a discount BOLV’s initial valuation at the lower end of the illiquidity discount range.
Minority, or Lack of Control Discount — Capitol currently owns 48.78% of the common shares of BOLV, and thus maintains “effective control” of the decisions of the Board of Directors, and therefore, the major decisions of the bank. By comparison, no other one shareholder of BOLV owns more than 5% of the outstanding common stock of BOLV. In typical acquisitions, the purchasing entity will pay a “change of control,” or “acquisition” premium to acquire all the shares of the target institution. As a result, any purchase of shares not already owned by Capitol should be viewed as minority share purchases. For the minority shareholder’s view, the minority position will trade at a discount to majority positions to account for the lack of control. Based on historical evidence since 1980, implied minority discounts have ranged from 26% to 34%, depending on the degree of minority ownership. BOLV’s position is 51.22%, which, although a technical majority, should be discounted given the fact that no one shareholder outside of Capitol maintains more than a 5% ownership stake in the company. In addition, certain directors and officers of BOLV are officers and/or directors of Capitol, and therefore would likely vote their shares in favor of Capitol. As a result, we believe Capitol maintains effective control over BOLV with its 48.78% ownership stake. The degree of this control stake is small, and therefore would imply a lack of control discount on the lower end of that range suggested above.

Conclusion
The foregoing is a summary of the material financial analyses performed by Howe Barnes and presented to the Bank of Las Vegas Board of Directors, but does not purport to be a complete description of the analyses performed by Howe Barnes. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Furthermore, in arriving at its opinion, Howe Barnes did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Howe Barnes’s opinion. The ranges of valuations resulting from any particular analysis described above should not be taken to be Howe Barnes’ view of the actual value of BOLV. None of the analysis conducted by Howe Barnes failed to support its ultimate determination that the Exchange consideration was fair to Capitol’s shareholders from a financial point of view.
In performing its analyses, Howe Barnes made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of BOLV and Capitol. The analyses performed by Howe Barnes are not necessarily indicative of actual values of future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Howe Barnes’ analysis of the fairness of the Exchange consideration, from a financial point of view, to the holders of BOLV common stock. The analyses do not purport to be appraisals or to reflect the prices at which a company or its securities may actually be bought or sold.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange consideration offered in the Exchange is fair, from a financial point of view, to the shareholders of Bank of Las Vegas.

Sincerely, Howe Barnes Investments, Inc.

Thomas J. Maier
First Vice President and Managing Director

ANNEX C
FINANCIAL INFORMATION REGARDING BANK OF LAS VEGAS

Management’s discussion and analysis of financial condition and results of operations	C-2

Condensed interim financial statements as of June 30, 2005 and for the six months ended June 30, 2005 and 2004 (unaudited)	C-4

Audited financial statements as of December 31, 2004 and 2003 and for the periods ended December 31, 2004, 2003 and 2002	C-11

Management’s Discussion and Analysis of Financial Condition
and Results of Operations
Bank of Las Vegas
Periods Ended June 30, 2005 and 2004 and
December 31, 2004, 2003 and 2002
Financial Condition
Bank of Las Vegas is engaged in commercial banking activities from its sole location in Las Vegas, Nevada. From its inception in February 2002, the Bank provides a full array of banking services, principally loans and deposits, to entrepreneurs, professionals and other high net worth individuals in its community.
At June 30, 2005, total assets approximated $54.1 million, an increase of $6.6 million from $47.5 million at December 31, 2004; this increase was associated with an increase in loans and deposits. The Bank’s total assets approximated $35.4 million at December 31, 2003.
Total portfolio loans approximated $46.5 million at June 30, 2005, an increase from the $41.1 million level at December 31, 2004. At December 31, 2003, total portfolio loans approximated $27.4 million. Portfolio loans have grown significantly since the Bank’s beginning in February 2002. Commercial loans approximated 97% of total portfolio loans at June 30, 2005, consistent with the Bank’s emphasis on commercial lending activities.
The allowance for loan losses at June 30, 2005 approximated $435,000 or 0.94% of total portfolio loans, compared to 1.03% at December 31, 2004 and 1.23% at December 31, 2003. The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses inherent in the loan portfolio at the balance sheet date. Management’s determination of the adequacy of the allowance is based on evaluation of the portfolio (including volume, amount and composition, potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions and other factors.
The Bank’s loan growth has been funded primarily by deposits which are mostly interest-bearing accounts. At June 30, 2005, total deposits approximated $46.3 million, an increase of $5.0 million from the $41.3 million level at December 31, 2004. Deposits increased significantly in 2004 from $29.4 million at the beginning of the year.
The Bank seeks to obtain noninterest-bearing deposits as a means to reduce its cost of funds, when possible. At June 30, 2005, noninterest-bearing deposits approximated $12.3 million or about 27% of total deposits, an increase from the 25% level at December 31, 2004. Noninterest-bearing deposits can fluctuate significantly daily depending upon customer account activity.
Stockholders’ equity approximated $6.8 million at June 30, 2005, or approximately 12.5% of total assets, compared to $6.2 million or 13.1% at year-end 2004. Capital adequacy is discussed later in this narrative.
Results of Operations
The Bank’s net income for the six months ended June 30, 2005 approximated $257,000, compared with the break-even results for the corresponding 2004 period. The Bank’s net income for the year ended December 31, 2004 approximated $224,000, compared with net loss of approximately $8,000 for 2003. The Bank incurred a net loss of approximately $611,000 in the 2002 period, representing its initial start-up period operating loss.
The principal source of operating revenues is interest income. For the six months ended June 30, 2005, total interest income approximated $1.8 million, compared with $1.2 million for the corresponding 2004 period. Total interest income for the year ended December 31, 2004 approximated $2.8 million, compared with $2.0 million for the year ended December 31, 2003 and $1.1 million in the 2002 period. Increases in interest income in these periods related primarily to the larger loan portfolio and, in 2005, higher interest rates on loans.
For the six months ended June 30, 2005, total interest expense approximated $308,000, compared to $246,000 for the corresponding 2004 period. Total interest expense approximated $530,000 for the year ended December 31,

2004, $411,000 in 2003 and $295,000 in the 2002 period. The increases in interest expense were primarily the result of higher levels of interest-bearing deposits during the periods.
Net interest income approximated $1.5 million for the six months ended June 30, 2005, compared with approximately $970,000 in the corresponding period of 2004. Net interest income for the year ended December 31, 2004 approximated $2.3 million, compared with $1.6 million in 2003 and $830,000 in the 2002 period.
For the six months ended June 30, 2005, the provision for loan losses was $10,000, compared with $26,000 in the corresponding period in 2004. The provision for loan losses was $88,000 for the year ended December 31, 2004, $45,000 for the year ended December 31, 2003 and $292,000 in the 2002 period. The provision for loan losses in 2004, 2003 and 2002 related primarily to loan growth during those periods ($14 million, $8 million and $19 million, respectively) and were largely based on minimums required by bank regulatory agencies. The provision for loan losses is based upon amounts necessary to maintain the allowance for loan losses based on management’s analysis of allowance requirements, as discussed previously. Through June 30, 2005, the Bank experienced no loan losses.
For the six months ended June 30, 2005, total noninterest income approximated $54,000, compared with $58,000 for the corresponding period of 2004. Total noninterest income approximated $164,000 for the year ended December 31, 2004, compared with $84,000 in 2003 and $32,000 in the 2002 period. Noninterest income in 2004 increased significantly due to a 66% increase in service charges on deposit accounts, which were not previously a significant revenue source for the Bank. Other noninterest income also included fees from origination of non-portfolio residential mortgage loans, which approximated $66,000 for the year ended December 31, 2004 and $61,000 in 2003 (none in the 2002 period).
Total noninterest expense for the six months ended June 30, 2005 approximated $1,127,000, compared with $1,001,000 for the corresponding 2004 period. Total noninterest expense approximated $2.0 million for the year ended December 31, 2004, compared with $1.6 million in 2003 and $1.5 million in 2002. The principal component of noninterest expense is salaries and employee benefits which have increased each year due to the increased staffing required to serve customers and to facilitate growth.
Liquidity and Capital Resources
The principal funding source for asset growth and loan origination activities is deposits. Changes in deposits and loans were previously discussed in this narrative. Since the inception of the Bank, most of the deposit growth has been deployed into commercial loans, consistent with the Bank’s emphasis on commercial lending activities. In addition to funding growth through deposits, the Bank borrows funds from time to time; debt obligations at June 30, 2005 were $1 million.
Cash and cash equivalents approximated $7.1 million at June 30, 2005, compared with $5.8 million at December 31, 2004. As liquidity levels vary continuously based upon customer activities, amounts of cash and cash equivalents can vary widely at any given point in time. Management believes the Bank’s liquidity position at June 30, 2005 was adequate to fund loan demand and to meet depositor needs.
All banks are subject to a complex series of capital ratio requirements which are imposed by state and federal banking agencies. In the case of Bank of Las Vegas, as a young bank, it was subject to a more restrictive requirement than is applicable to most banks inasmuch as the Bank must maintain a capital-to-asset ratio of not less than 8% for its first three years of operation; this requirement expired upon the Bank’s third anniversary in February 2005. In the opinion of management, the Bank meets or exceeds regulatory capital requirements to which it is subject.
Impact of New Accounting Standards
There are certain new accounting standards either becoming effective or being issued in 2004. They are discussed in Note A of the accompanying audited financial statements.

BANK OF LAS VEGAS

Condensed Interim Financial Statements
Six months ended June 30, 2005 and 2004

BALANCE SHEETS
Bank of Las Vegas

	June 30	December 31
	2005	2004
	(unaudited)
ASSETS
Cash and due from banks	$1,968,916	$2,166,563
Interest-bearing deposits	101,620	411
Federal funds sold	5,055,000	3,661,000

Cash and cash equivalents	7,125,536	5,827,974
Investment securities:
Available for sale, carried at market value	151,907	153,175
Held for long-term investment, carried at
amortized cost which approximates market value	147,800	118,300

Total investment securities	299,707	271,475
Portfolio loans:
Commercial	45,064,014	39,391,167
Real estate mortgage	1,405,104	1,693,515
Installment	19,037	49,238

Total portfolio loans	46,488,155	41,133,920
Less allowance for loan losses	(435,000)	(425,000)

Net portfolio loans	46,053,155	40,708,920
Premises and equipment	329,907	341,333
Accrued interest income	186,217	151,989
Other assets	101,669	235,822

TOTAL ASSETS	$54,096,191	$47,537,513

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$12,260,762	$10,123,617
Interest-bearing	33,998,599	31,160,826

Total deposits	46,259,361	41,284,443
Debt obligations—Note C	1,000,000
Accrued interest on deposits and other liabilities	75,364	48,416

Total liabilities	47,334,725	41,332,859
STOCKHOLDERS’ EQUITY
Common stock, no par value per share,
1,000,000 shares authorized;
issued and outstanding: 2005 — 690,000 shares
2004 — 660,000 shares	6,900,000	6,600,000
Retained-earnings deficit	(138,102)	(395,025)
Market value adjustment (net of tax effect) for
investment securities available for sale	(432)	(321)

(accumulated other comprehensive income)	6,761,466	6,204,654

Total stockholders’ equity
TOTAL LIABILITIES AND	$54,096,191	$47,537,513

STOCKHOLDERS’ EQUITY
See notes to condensed interim financial statements.

STATEMENTS OF OPERATIONS (Unaudited)
Bank of Las Vegas

	Six Months Ended
	June 30
	2005	2004
Interest income:
Portfolio loans (including fees)	$1,701,645	$1,149,347
Loans held for resale	7,245	8,761
Taxable investment securities	4,060	24,943
Federal funds sold	67,658	31,364
Other	2,577	1,260

Total interest income	1,783,185	1,215,675
Interest expense:
Deposits	297,858	245,518
Debt obligations and other	10,232

Total interest expense	308,090	245,518

Net interest income	1,475,095	970,157
Provision for loan losses	10,000	26,000

Net interest income after
provision for loan losses	1,465,095	944,157
Noninterest income:
Service charges on deposit accounts	9,123	10,579
Fees from origination of nonportfolio
residential mortgage loans	41,873	45,757
Other	2,887	1,778

Total noninterest income	53,883	58,114
Noninterest expense:
Salaries and employee benefits	686,315	575,576
Occupancy	84,667	80,413
Equipment rent, depreciation and maintenance	53,654	71,886
Other	302,419	273,408

Total noninterest expense	1,127,055	1,001,283

Income before income taxes	391,923	988
Income taxes	135,000	1,000

NET INCOME (LOSS)	$256,923	$(12)

NET INCOME (LOSS) PER SHARE (basic and diluted) — Note D	$0.38	$—

See notes to condensed interim financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (Unaudited)
Bank of Las Vegas

			Accumulated
		Retained-	Other
	Common	Earnings	Comprehensive
	Stock	Deficit	Income	Total
Six Months Ended June 30, 2004
Balances at January 1, 2004	$6,600,000	$(618,669)	$(11,276)	$5,970,055
Components of comprehensive income:
Net loss for the period		(12)		(12)
Market value adjustment for investment securities available for sale (net of income tax effect)			11,338	11,338

Comprehensive income for the period				11,326

BALANCES AT JUNE 30, 2004	$6,600,000	$(618,681)	$62	$5,981,381

Six Months Ended June 30, 2005
Balances at January 1, 2005	$6,600,000	$(395,025)	$(321)	$6,204,654

Issuance of 30,000 shares of common stock upon exercise of stock options	300,000			300,000
Components of comprehensive income:
Net income for the period		256,923		256,923
Market value adjustment for investment securities available for sale (net of income tax effect)			(111)	(111)

Comprehensive income for the period				256,812

BALANCES AT JUNE 30, 2005	$6,900,000	$(138,102)	$(432)	$6,761,466

     See notes to condensed interim financial statements.

STATEMENTS OF CASH FLOWS (Unaudited)
Bank of Las Vegas

	Six Months Ended
	June 30
	2005	2004
OPERATING ACTIVITIES
Net income (loss)	$256,923	$(12)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Provision for loan losses	10,000	26,000
Depreciation of premises and equipment	47,578	57,623
Net amortization (accretion) of investment security premiums (discounts)	70	(5,042)
Originations and purchases of loans held for resale	(1,498,500)	(2,428,950)
Proceeds from sales of loans held for resale	1,498,500	2,248,950
Decrease (increase) in accrued interest income and other assets	99,982	(2,945)
Increase in accrued interest on deposits and other liabilities	26,948	7,604

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	441,501	(96,772)
INVESTING ACTIVITIES
Proceeds from sale of investment securities available for sale		2,998,995
Proceeds from calls, prepayments and maturities of investment securities	1,030	1,019
Purchases of investment securities available for sale		(257,831)
Purchases of investment securities held for long-term investment	(29,500)	(107,100)
Net increase in portfolio loans	(5,354,235)	(6,113,151)
Purchases of premises and equipment	(36,152)	(16,462)

NET CASH USED BY INVESTING ACTIVITIES	(5,418,857)	(3,494,530)

FINANCING ACTIVITIES
Net increase in demand deposits, NOW accounts and savings accounts	1,500,128	15,294,779
Net increase (decrease) in certificates of deposit	3,474,790	(822,770)
Net proceeds from debt obligations	1,000,000	3,130
Net proceeds from issuance of common stock	300,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	6,274,918	14,475,139

INCREASE IN CASH AND CASH EQUIVALENTS	1,297,562	10,883,837
Cash and cash equivalents at beginning of period	5,827,974	4,447,208

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,125,536	$15,331,045

See notes to condensed interim financial statements.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Unaudited)
Bank of Las Vegas
Note A—Basis of Presentation
     The accompanying condensed financial statements of Bank of Las Vegas have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America.
     The statements do, however, include all adjustments of a normal recurring nature which Bank of Las Vegas considers necessary for a fair presentation of the interim periods.
     The results of operations for the six-month period ended June 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005.
Note B—Stock Options
     Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, establishes an alternative fair value method of accounting for stock options whereby compensation expense would be recognized based on the computed fair value of the options on the grant date. The Bank granted no stock options during the six months ended June 30, 2005 and 2004. At June 30, 2005, 42,750 stock options were outstanding with an exercise price of $10.00 per option. By not electing to use the fair value method of recording stock option activity, certain pro forma disclosures of the expense recognition provisions of Statement No. 123 are required, which are shown below. As disclosed in Note D, the Bank accelerated the vesting of all previously unvested stock options effective January 1, 2005; the 2005 pro forma compensation expense below reflects the effect of such accelerated vesting.

	Six Months Ended
	June 30
	2005	2004
Net income (loss):
As reported	$256,923	$(12)
Less pro forma compensation expense regarding fair value of stock option awards, net of related income tax effect	104,095	26,694

Pro forma	$152,828	$(26,706)

Net income (loss) per share:
Basic:
As reported	$0.38	$—
Pro forma	0.23	(0.04)
Diluted:
As reported	0.38	—
Pro forma	$0.23	$(0.04)
Note C—Debt Obligations
     Debt obligations at June 30, 2005 consisted of secured borrowings from the Federal Home Loan Bank of San Francisco, which bear interest payable monthly at 3.85% per annum and are due and payable May 2006.

NOTES TO CONDENSED INTERIM FINANCIAL
STATEMENTS (Unaudited)—Continued
Bank of Las Vegas
Note D—Earnings Per Share
     Net income per share is based on the weighted average number of common shares outstanding (675,000 in 2005 and 660,000 in 2004). Diluted net income per share includes the effect of stock options (see Note B).
Note E—New Accounting Standards
     AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. This new guidance had no effect on the Bank’s financial statements upon implementation.
     In December 2004, the Financial Accounting Standards Board (FASB) issued a revision of Statement No. 123. Statement No. 123(R), Share-Based Payment, is broader in scope than the original statement, which was more narrowly focused on stock-based compensation, and makes significant changes to accounting for “payments” involving employee compensation and “shares” or securities, in the form of stock options, restricted stock or other arrangements settled in the reporting entity’s securities. Most significant in the standard is the requirement that all stock options be measured at estimated fair value at the grant date and recorded as compensation expense over the requisite service period associated with the option, usually the vesting period. The revised standard was to become effective for interim periods beginning after June 30, 2005 and be applied prospectively to stock options granted after the effective date and any unvested stock options at that date; however, the SEC superseded the FASB’s implementation timetable in April 2005, changing the effective date to the beginning of 2006 for calendar-year public companies.
     Although the Bank’s management has not completed its analysis of the revised standard, the effect of the revised standard’s implementation will be recognition of compensation expense associated with stock options. Previously, the Bank has used the intrinsic-value method which did not result in expense recognition but, instead, required pro forma presentation of what compensation expense would have been recorded if the fair-value measurement and expense recognition provisions had been applied. Effective January 1, 2005, the Bank accelerated the vesting of all of its outstanding stock options in anticipation of implementation of Statement No. 123(R). Such acceleration of vesting, to make all such stock options vested as of January 1, 2005, was done for the purpose of avoiding future expense associated with any unvested stock options granted prior to the effective date of Statement No. 123(R).
     FASB’s Emerging Issues Task Force (“EITF”), reached consensus on “The Meaning of Other-Than-Temporary and Its Application to Certain Investments” in EITF Issue No. 03-1. The guidance included in the EITF largely consists of expanded disclosures and the guidance was intended to be fully effective in 2003, except for loss-recognition guidance which had a delayed effective date into 2004. In June 2005, the FASB announced plans to supersede the EITF guidance with a revised standard in late 2005. Because of the inconclusive status of the EITF’s current position on the loss recognition aspects of Issue No. 03-1, the Bank’s management is unable to speculate on the potential impact of this matter on the Bank’s financial statements.
     A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implementation of such proposed standards would be material to the Bank’s financial statements.

Bank of Las Vegas

Financial Statements
Periods ended December 31, 2004, 2003 and 2002

Bank of Las Vegas

BDO Seidman, LLP Accountants and Consultants	99 Monroe Avenue N.W., Suite 800 Grand Rapids, Michigan 49503-2654 Telephone: (616) 774-7000 Fax: (616) 776-3680
Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Bank of Las Vegas
We have audited the accompanying balance sheets of Bank of Las Vegas as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2004 and 2003, and the period from February 11, 2002 (date of inception) to December 31, 2002. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank of Las Vegas as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, and the period from February 11, 2002 (date of inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.
Grand Rapids, Michigan
March 4, 2005

BALANCE SHEETS
Bank of Las Vegas

	December 31
	2004	2003
ASSETS
Cash and due from banks	$2,166,563	$1,804,208
Interest-bearing deposits	411
Federal funds sold	3,661,000	2,643,000

Cash and cash equivalents	5,827,974	4,447,208
Investment securities—Note B:
Available for sale, carried at market value	153,175	2,981,910
Held for long-term investment, carried at amortized cost which approximates market value	118,300	8,900

Total investment securities	271,475	2,990,810
Portfolio loans—Note C:
Commercial	39,391,167	26,593,715
Real estate mortgage	1,693,515	740,016
Installment	49,238	63,836

Total portfolio loans	41,133,920	27,397,567
Less allowance for loan losses	(425,000)	(337,000)

Net portfolio loans	40,708,920	27,060,567
Premises and equipment—Note E	341,333	395,772
Accrued interest income	151,989	111,835
Other assets	235,822	367,553

TOTAL ASSETS	$47,537,513	$35,373,745

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$10,123,617	$5,828,937
Interest-bearing—Note F	31,160,826	23,533,600

Total deposits	41,284,443	29,362,537
Accrued interest on deposits and other liabilities	48,416	41,153

Total liabilities	41,332,859	29,403,690

STOCKHOLDERS’ EQUITY—Notes G and L:
Common stock, no par value per share, 1,000,000 shares authorized; 660,000 shares issued and outstanding	6,600,000	6,600,000
Retained-earnings deficit	(395,025)	(618,669)
Market value adjustment (net of tax effect) for investment securities available for sale (accumulated other comprehensive income)	(321)	(11,276)

Total stockholders’ equity	6,204,654	5,970,055

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$47,537,513	$35,373,745

     See notes to financial statements.

STATEMENTS OF OPERATIONS
Bank of Las Vegas

			Period Ended
	Year Ended December 31		December 31
	2004	2003	2002
Interest income:
Portfolio loans (including fees)	$2,637,467	$1,864,057	$1,028,977
Loans held for resale	10,657	10,166
Taxable investment securities	28,889	63,138	19,167
Federal funds sold	117,626	27,727	56,438
Other	4,192	1,104	20,586

Total interest income	2,798,831	1,966,192	1,125,168

Interest expense on deposits	529,659	410,786	295,085

Net interest income	2,269,172	1,555,406	830,083
Provision for loan losses—Note C	88,000	45,000	292,000

Net interest income after provision for loan losses	2,181,172	1,510,406	538,083

Noninterest income:
Service charges on deposit accounts	29,130	17,558	6,748
Fees from origination of non-portfolio residential mortgage loans	66,198	60,744
Other	69,052	5,285	25,519

Total noninterest income	164,380	83,587	32,267

Noninterest expense:
Salaries and employee benefits	1,141,955	805,588	585,589
Occupancy	164,580	158,837	83,995
Equipment rent, depreciation and maintenance	141,077	124,607	88,879
Other	555,296	514,561	735,956

Total noninterest expense	2,002,908	1,603,593	1,494,419

Income (loss) before federal income taxes (benefit)	342,644	(9,600)	(924,069)
Federal income taxes (benefit)—Note I	119,000	(2,000)	(313,000)

NET INCOME (LOSS)	$223,644	$(7,600)	$(611,069)

NET INCOME (LOSS) PER SHARE (basic and diluted)	$0.34	$(0.01)	$(0.93)

See notes to financial statements.

'

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Bank of Las Vegas

			Accumulated
		Retained-	Other
	Common	Earnings	Comprehensive
	Stock	Deficit	Income	Total
Balances at February 11, 2002, beginning of period	$-0-	$-0-		$-0-

Issuance of 660,000 shares of common stock for cash consideration of $10.00 per share in conjunction with formation of Bank	6,600,000			6,600,000

Net loss for the 2002 period		(611,069)		(611,069)

BALANCES AT DECEMBER 31, 2002	6,600,000	(611,069)		5,988,931

Components of comprehensive loss:
Net loss for 2003		(7,600)		(7,600)
Market value adjustment for investment securities available for sale (net of income tax effect)			$(11,276)	(11,276)

Comprehensive loss for 2003				(18,876)

BALANCES AT DECEMBER 31, 2003	6,600,000	(618,669)	(11,276)	5,970,055

Components of comprehensive income:
Net income for 2004		223,644		223,644
Market value adjustment for investment securities available for sale (net of income tax effect)			10,955	10,955

Comprehensive income for 2004				234,599

BALANCES AT DECEMBER 31, 2004	$6,600,000	$(395,025)	$(321)	$6,204,654

See notes to financial statements.

STATEMENTS OF CASH FLOWS
Bank of Las Vegas

			Period Ended
	Year Ended December 31		December 31
	2004	2003	2002
OPERATING ACTIVITIES
Net income (loss)	$223,644	$(7,600)	$(611,069)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Provision for loan losses	88,000	45,000	292,000
Depreciation of premises and equipment	119,300	101,339	64,104
Net amortization of investment security premiums	2,247
Loss on sales of premises and equipment		44,416
Deferred income taxes	(119,000)	(2,000)	(313,000)
Originations and purchases of loans held for resale	(2,603,950)	(2,758,717)
Proceeds from sales of loans held for resale	2,603,950	2,758,717
Decrease (increase) in accrued interest income and other assets	204,934	74,247	(232,827)
Increase (decrease) in accrued interest expense on deposits and other liabilities	7,263	(8,680)	49,833

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	526,388	246,722	(750,959)

INVESTING ACTIVITIES
Proceeds from sale of investment securities available for sale	2,736,006
Proceeds from calls, prepayments and maturities of investment securities	107,080
Purchases of investment securities available for sale		(2,998,994)
Purchases of investment securities held for long-term investment	(109,400)		(8,900)
Net increase in portfolio loans	(13,736,353)	(7,993,288)	(19,404,279)
Purchases of premises and equipment	(64,861)	(307,586)	(298,045)

NET CASH USED BY INVESTING ACTIVITIES	(11,067,528)	(11,299,868)	(19,711,224)

FINANCING ACTIVITIES
Net increase in demand deposits, NOW accounts and savings accounts	13,965,813	5,257,555	16,844,628
Net increase (decrease) in certificates of deposit	(2,043,907)	3,264,195	3,996,159
Net proceeds from issuance of common stock			6,600,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	11,921,906	8,521,750	27,440,787

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,380,766	(2,531,396)	6,978,604
Cash and cash equivalents at beginning of period	4,447,208	6,978,604	-0-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,827,974	$4,447,208	$6,978,604

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
Bank of Las Vegas
December 31, 2004
NOTE A—SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations and Basis of Presentation: Bank of Las Vegas (the “Bank”) is a full-service commercial bank located in Las Vegas, Nevada. The Bank commenced operations in February 2002. The Bank is 51% owned by Capitol Bancorp Limited, a bank development company headquartered in Phoenix, Arizona and Lansing, Michigan.
The Bank provides a full range of banking services to individuals, businesses and other customers located in its community. A variety of deposit products are offered, including checking, savings, money market, individual retirement accounts and certificates of deposit. The principal market for the Bank’s financial services is the community in which it is located and the areas immediately surrounding that community.
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents: Cash and cash equivalents include cash on hand, amounts due from banks (interest-bearing and noninterest-bearing) and federal funds sold. Generally, federal funds transactions are entered into for a one-day period.
Investment Securities: Investment securities available for sale are carried at market value with unrealized gains and losses reported as a separate component of stockholders’ equity, net of tax effect (accumulated other comprehensive income). All other investment securities are classified as held for long-term investment and are carried at amortized cost, which approximates market value (see Note B).
Investments are classified at the date of purchase based on management’s analysis of liquidity and other factors. The adjusted cost of specific securities sold is used to compute realized gains or losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.
Loans, Credit Risk and Allowance for Loan Losses: Portfolio loans are carried at their principal balance based on management’s intent and ability to hold such loans for the foreseeable future until maturity or repayment.

NOTES TO FINANCIAL STATEMENTS
Bank of Las Vegas
December 31, 2004
NOTE A—SIGNIFICANT ACCOUNTING POLICIES—Continued
Credit risk arises from making loans and loan commitments in the ordinary course of business. Consistent with the Bank’s emphasis on business lending, there are concentrations of credit in loans secured by commercial real estate, equipment and other business assets. The maximum potential credit risk to the Bank, without regard to underlying collateral and guarantees, is the total of loans and loan commitments outstanding. Management reduces the Bank’s exposure to losses from credit risk by requiring collateral and/or guarantees for loans granted and by monitoring concentrations of credit, in addition to recording provisions for loan losses and maintaining an allowance for loan losses.
The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated losses inherent in the portfolio at the balance sheet date. Management’s determination of the adequacy of the allowance is based on evaluation of the portfolio (including potential impairment of individual loans and concentrations of credit), past loss experience, current economic conditions, volume, amount and composition of the loan portfolio, loan commitments outstanding and other factors. The allowance is increased by provisions charged to operations and reduced by net charge-offs.
Interest and Fees on Loans: Interest income on loans is recognized based upon the principal balance of loans outstanding. Fees from origination of portfolio loans generally approximate the direct costs of successful originations.
The accrual of interest is generally discontinued when a loan becomes 90 days past due as to interest. When interest accruals are discontinued, interest previously accrued (but unpaid) is reversed. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral is sufficient to cover the principal balance and accrued interest and the loan is in process of collection.
Premises and Equipment: Premises and equipment are stated on the basis of cost. Depreciation, which relates primarily to equipment and furniture with estimated useful lives of three to seven years, is computed principally by the straight-line method. Leasehold improvements are generally depreciated over the respective lease term.
Other Real Estate: Other real estate (included as a component of other assets; none at December 31, 2004 and 2003) comprises properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties held for sale are carried at the lower of cost or estimated fair value (net of estimated selling cost) at the date acquired and are periodically reviewed for subsequent impairment.

NOTES TO FINANCIAL STATEMENTS
Bank of Las Vegas
December 31, 2004
NOTE A—SIGNIFICANT ACCOUNTING POLICIES—Continued
Stock-Based Compensation: No stock-based compensation expense is recorded upon granting of stock options because such stock options are accounted for under the provisions of Accounting Principles Board (APB) Opinion 25 (and related interpretations) and are granted at an exercise price equal to the market price of common stock at grant date.
Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, establishes an alternative fair value method of accounting for stock options whereby compensation expense would be recognized based on the computed fair value of the options on the grant date. By not electing this alternative, certain pro forma disclosures of the expense recognition provisions of Statement No. 123 are required, which are as follows:

	2004	2003	2002
Fair value assumptions:
Risk-free interest rate	3.9%	3.6%	4.5%
Dividend yield	—	—	—
Stock price volatility	.25	.44	.46
Expected option life	1.25 years	5 years	7 years
Aggregate estimated fair value of options granted	$1,000	$9,000	$379,000
Net income (loss):
As reported	223,644	(7,600)	(611,069)
Less pro forma compensation expense regarding fair value of stock option awards, net of income tax effect	(51,348)	(51,216)	(50,081)

Pro forma	172,296	(58,816)	(661,150)
Net income (loss) per share:
Basic:
As reported	0.34	(0.01)	(0.93)
Pro forma	0.26	(0.09)	(1.00)
Diluted:
As reported	0.34	(0.01)	(0.93)
Pro forma	$0.26	$(0.09)	$(1.00)
Trust Assets and Related Income: Customer property, other than funds on deposit, held in a fiduciary or agency capacity by the Bank is not included in the balance sheet because it is not an asset of the Bank. Trust fee income is recorded on the accrual method.
Federal Income Taxes: Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

NOTES TO FINANCIAL STATEMENTS
Bank of Las Vegas
December 31, 2004
NOTE A—SIGNIFICANT ACCOUNTING POLICIES—Continued
Net Income (Loss) Per Share: Net income (loss) per share is based on the weighted average number of common shares outstanding (660,000 shares). Diluted net income (loss) per share includes the dilutive effect of stock options (see Note G).
Comprehensive Income (Loss): Comprehensive income (loss) is the sum of net income (loss) and certain other items which are charged or credited to stockholders’ equity. For the periods presented, the Bank’s only element of comprehensive income (loss) other than net income (loss) was the net change in the market value adjustment for investment securities available for sale. Accordingly, the elements and total of comprehensive income (loss) are shown within the statement of changes in stockholders’ equity presented herein.
New Accounting Standards: Financial Accounting Standards Board (FASB) Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, clarifies how some instruments or securities should be classified on an issuer’s balance sheet and their related impact on income and results of operations. As it applies to financial instruments that were within its scope, the Statement was effective for the Bank’s financial statements beginning July 1, 2003. FASB Interpretation No. 46, Consolidation of Variable Interest Entities, (as revised December 2003—FIN 46(R)), clarifies when some entities previously not consolidated under prior accounting guidance, should be. In some instances, it also requires certain previously consolidated entities to be deconsolidated. FIN 46(R) is effective for periods ending after December 15, 2003 for special purpose entities and for periods ending after March 15, 2004 for other types of variable interest entities that are not defined as special purpose entities. These standards had no impact on the Bank’s results of operations upon implementation.
AICPA Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3), addresses the accounting for differences between contractual cash flows and cash flows expected to be collected from the initial investment in loans acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in purchase business combinations and does not apply to loans originated by the entity. The SOP prohibits carrying over or creation of valuation allowances in the initial accounting for loans acquired in a transfer. It is effective for loans acquired in fiscal years beginning after December 15, 2004. The effects of this new guidance on the Bank’s financial statements will depend on future acquisition activity, thus, its impact is not readily determinable.

NOTES TO FINANCIAL STATEMENTS
Bank of Las Vegas
December 31, 2004
NOTE A—SIGNIFICANT ACCOUNTING POLICIES—Continued
In December 2004, FASB issued a revision of Statement No. 123. Statement No. 123(R), Share-Based Payment, is broader in scope than the original statement, which was more narrowly focused on stock-based compensation, and makes significant changes to accounting for “payments” involving employee compensation and “shares” or securities, in the form of stock options, restricted stock or other arrangements settled in the reporting entity’s securities. Most significant in the standard is the requirement that all stock options be measured at estimated fair value at the grant date and recorded as compensation expense over the requisite service period associated with the option, usually the vesting period. The revised standard becomes effective for interim periods of public companies beginning after June 30, 2005 and may be applied prospectively to stock options granted after the effective date and any unvested stock options at that date.
Although the Bank’s management has not completed its analysis of the revised standard, the effect of the revised standard’s implementation will be recognition of compensation expense associated with stock options. Previously, the Bank has used the intrinsic-value method which did not result in expense recognition but, instead, required pro forma presentation of what compensation expense would have been recorded if the fair-value measurement and expense recognition provisions had been applied. Effective January 1, 2005, the Bank accelerated the vesting of all of its outstanding stock options in anticipation of implementation of Statement No. 123(R). Such acceleration of vesting, to make all such stock options vested as of January 1, 2005, was done for the purpose of avoiding future expense associated with any unvested stock options granted prior to the effective date of Statement No. 123(R).
FASB’s Emerging Issues Task Force (“EITF”), reached consensus on “The Meaning of Other-Than-Temporary and Its Application to Certain Investments” in EITF Issue No. 03-1. The guidance included in the EITF largely consists of expanded disclosures and the guidance was intended to be fully effective in 2003, except for loss-recognition guidance which had a delayed effective date into 2004. In 2004, the FASB has further delayed the loss recognition provisions of Issue No. 03-1, pending additional deliberation in the future. Because of the inconclusive status of the EITF’s current position on the loss recognition aspects of Issue No. 03-1, the Bank’s management is unable to speculate on the potential impact of this matter on the Bank’s financial statements.
A variety of proposed or otherwise potential accounting standards are currently under study by standard-setting organizations and various regulatory agencies. Because of the tentative and preliminary nature of these proposed standards, management has not determined whether implement of such proposed standards would be material to the Bank’s financial statements.

NOTES TO FINANCIAL STATEMENTS
Bank of Las Vegas
December 31, 2004
NOTE B—INVESTMENT SECURITIES
Investment securities consisted of the following at December 31:

	2004		2003
		Estimated		Estimated
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value
Available for sale:
United States government agency securities	$153,661	$153,175	$—	$—
Mutual funds	—	—	2,998,994	2,981,910

Held for long-term investment:
Federal Home Loan Bank stock	118,300	118,300	8,900	8,900

	$271,961	$271,475	$3,007,894	$2,990,810

Investment in Federal Home Loan Bank stock is restricted and may only be resold to or redeemed by the issuer.
The gross unrealized loss on the investment securities available for sale was $486 and $17,084 at December 31, 2004 and 2003, respectively (no unrealized gains). Management does not believe such unrealized loss to be other-than-temporary at December 31, 2004 and has both the intent and ability to hold these securities for a time period necessary to recover the amortized cost.
Scheduled maturities of investment securities as of December 31, 2004 were as follows:

		Estimated
	Amortized	Market
	Cost	Value
Due after ten years	$153,661	$153,175
Securities held for long-term investment, without stated maturities	118,300	118,300

	$271,961	$271,475

NOTES TO FINANCIAL STATEMENTS
Bank of Las Vegas
December 31, 2004
NOTE C—LOANS
Transactions in the allowance for loan losses are summarized below:

	2004	2003	2002
Balance at beginning of period	$337,000	$292,000	$—
Provision charged to operations	88,000	45,000	292,000
Loans charged off (deduction)	—	—	—
Recoveries	—	—	—

Balance at December 31	$425,000	$337,000	$292,000

The amounts of the allowance for loan losses allocated in the following table are based on management’s estimate of losses inherent in the portfolio at the balance sheet date, and should not be interpreted as an indication of future charge-offs:

	December 31, 2004		December 31, 2003
		Percentage		Percentage
		of Total		of Total
		Portfolio		Portfolio
	Amount	Loans	Amount	Loans
Commercial	$409,000	0.99%	$329,000	1.20%
Real estate mortgage	15,000	0.04	7,000	0.02
Installment	1,000	—	1,000	0.01

Total allowance for loan losses	$425,000	1.03%	$337,000	1.23%

NOTE D—RELATED PARTIES TRANSACTIONS
In the ordinary course of business, the Bank makes loans to officers and directors of the Bank including their immediate families and companies in which they are principal owners. At December 31, 2004, total loans to these persons approximated $3,692,000 ($3,153,000 at December 31, 2003). During 2004, $2,694,000 of new loans were made to these persons and repayments totaled $2,155,000. Such loans, when made, are at the Bank’s normal credit terms.
Such officers and directors of the Bank (and their associates, family and/or affiliates) are also depositors of the Bank. Such deposits are similarly made at the Bank’s normal terms as to interest rate, term and deposit insurance.
The Bank purchases certain data processing and management services from Capitol Bancorp Limited. Amounts paid for such services approximated $314,000, $287,000 and $236,000 in 2004, 2003 and 2002, respectively.

NOTES TO FINANCIAL STATEMENTS
Bank of Las Vegas
December 31, 2004
NOTE E—PREMISES AND EQUIPMENT
Major classes of premises and equipment consisted of the following at December 31:

	2004	2003
Leasehold improvements	$121,657	$114,748
Equipment and furniture	496,090	442,929

	617,747	557,677
Less accumulated depreciation	(276,414)	(161,905)

	$341,333	$395,772

The Bank rents office space under an operating lease. Rent expense under this lease agreement approximated $116,000, $119,000 and $46,000 in 2004, 2003 and 2002, respectively.
At December 31, 2004, future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year were as follows:

2005	$136,000
2006	140,000
2007	144,000
2008	148,000
2009	151,000
2010 and thereafter	479,000

Total	$1,198,000

NOTE F—DEPOSITS
The aggregate amount of time deposits of $100,000 or more approximated $4.5 million and $6.3 million as of December 31, 2004 and 2003, respectively.
At December 31, 2004, the scheduled maturities of time deposits of $100,000 or more were as follows:

2005	$4,278,000
2006	209,000

Total	$4,487,000

Interest paid approximates amounts charged to operations on an accrual basis for the period presented.

NOTES TO FINANCIAL STATEMENTS
Bank of Las Vegas
December 31, 2004
NOTE G—STOCK OPTIONS
At December 31, 2004, 72,750 stock options were outstanding (72,000 and 70,000 at December 31, 2003 and 2002, respectively) which expire principally in 2009. Such options were principally granted in 2002. Each option enables the holder to purchase one share of the Bank’s common stock at $10.00 per share. Effective January 1, 2005, the vesting of all previously unvested stock options was accelerated in anticipation of implementation of a new accounting standard (see Note A).
NOTE H—EMPLOYEE RETIREMENT PLAN
Subject to eligibility requirements, the Bank’s employees participate in a multi-employer employee 401(k) retirement plan. Employer contributions charged to expense by the Bank for this plan approximated $25,000, $17,000 and $11,000 in 2004, 2003 and 2002, respectively.
NOTE I—FEDERAL INCOME TAXES
Federal income tax expense (benefit) consists of the following components:

	2004	2003	2002
Current	$-0-	$-0-	$-0-
Deferred	119,000	(2,000)	(313,000)

	$119,000	$(2,000)	$(313,000)

Net deferred income tax assets consisted of the following at December 31:

	2004	2003
Allowance for loan losses	$18,000	$31,000
Net operating loss carryforward	198,000	286,000
Organization expenses	48,000	71,000
Market value adjustment for investment securities available for sale	-0-	6,000
Other, net	(68,000)	(73,000)

	$196,000	$321,000

No federal income taxes were paid during 2004, 2003 or 2002. As of December 31, 2004, the Bank had a net operating loss carryforward for federal income tax purposes of approximately $583,000 ($393,000 expires in 2022 and $190,000 expires in 2023).

NOTES TO FINANCIAL STATEMENTS
Bank of Las Vegas
December 31, 2004
NOTE J—ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS
Carrying values and estimated fair values of financial instruments at December 31 were as follows (in thousands):

	2004		2003
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial Assets:
Cash and cash equivalents	$5,828	$5,828	$4,447	$4,447
Investment securities:
Available for sale	153	153	2,982	2,982
Held for long-term investment	118	118	9	9

	271	271	2,991	2,991

Portfolio loans:
Commercial	39,391	39,618	26,594	26,832
Real estate mortgage	1,694	1,694	740	855
Installment	49	50	64	64

Total portfolio loans	41,134	41,362	27,398	27,751
Less allowance for loan losses	(425)	(425)	(337)	(337)

Net portfolio loans	40,709	40,937	27,061	27,414

Financial Liabilities:
Deposits:
Noninterest-bearing	10,123	10,123	5,829	5,829
Interest-bearing:
Demand accounts	25,945	25,957	16,273	16,216
Time certificates of deposit less than $100,000	729	729	1,004	1,004
Time certificates of deposit $100,000 or more	4,487	4,482	6,257	6,259

Total interest-bearing deposits	31,161	31,168	23,534	23,479

Total deposits	41,284	41,291	29,363	29,308
Estimated fair values of financial assets and liabilities are based upon a comparison of current interest rates on financial instruments and the timing of related scheduled cash flows to the estimated present value of such cash flows using current estimated market rates of interest (unless quoted market values or other fair value information is more readily available). Such estimates of fair value are not intended to represent market value or portfolio liquidation value, and only represent an estimate of fair values based on current financial reporting requirements.

NOTES TO FINANCIAL STATEMENTS
Bank of Las Vegas
December 31, 2004
NOTE K—COMMITMENTS AND CONTINGENCIES
In the ordinary course of business, various loan commitments are made to accommodate the financial needs of Bank customers. Such loan commitments include stand-by letters of credit, lines of credit, and various commitments for other commercial, consumer and mortgage loans. Stand-by letters of credit, when issued, commit the Bank to make payments on behalf of customers when certain specified future events occur and are used infrequently (none at December 31, 2004 and 2003). Other loan commitments outstanding consist of unused lines of credit and approved, but unfunded, specific loan commitments ($10.3 million and $3.6 million at December 31, 2004 and 2003, respectively).
These loan commitments (stand-by letters of credit and unfunded loans) generally expire within one year and are reviewed periodically for continuance or renewal. All loan commitments have credit risk essentially the same as that involved in routinely making loans to customers and are made subject to the Bank’s normal credit policies. In making these loan commitments, collateral and/or personal guarantees of the borrowers are generally obtained based on management’s credit assessment.
The Bank is required to maintain an average reserve balance in the form of cash on hand and balances due from the Federal Reserve Bank and certain correspondent banks. The amount of reserve balance required as of December 31, 2004 and 2003 was $90,000 and $25,000, respectively.
Deposits at the Bank are insured up to the maximum amount covered by FDIC insurance.
NOTE L—CAPITAL REQUIREMENTS
The Bank is subject to certain capital requirements. Federal financial institution regulatory agencies have established certain risk-based capital guidelines for banks. Those guidelines require all banks to maintain certain minimum ratios and related amounts based on “Tier 1” and “Tier 2” capital and “risk-weighted assets” as defined and periodically prescribed by the respective regulatory agencies. Failure to meet these capital requirements can result in severe regulatory enforcement action or other adverse consequences for a depository institution, and, accordingly, could have a material impact on the Bank’s financial statements.
Under the regulatory capital adequacy guidelines and related framework for prompt corrective action, the specific capital requirements involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulatory agencies about components, risk weighting and other factors.

NOTES TO FINANCIAL STATEMENTS
Bank of Las Vegas
December 31, 2004
NOTE L—CAPITAL REQUIREMENTS—Continued
As a condition of charter approval, the Bank is required to maintain a core capital (Tier 1) to average total assets of not less than 8% and an allowance for loan losses of not less than 1% of portfolio loans for the first three years of operations.
As of December 31, 2004, the most recent notification received by the Bank from regulatory agencies has advised that the Bank is classified as “well-capitalized” as that term is defined by the applicable agencies. There are no conditions or events since those notifications that management believes would change the regulatory classification of the Bank.
Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.
The Bank’s various amounts of regulatory capital and related ratios as of December 31, 2004 and 2003 are summarized below (amounts in thousands):

	2004		2003

Tier 1 capital to average total assets:
Minimum required amount	≥ $	4,238	≥ $	2,793
Actual amount		$6,009		$5,649
Ratio		11.34%		16.18%

Tier 1 capital to risk-weighted assets:
Minimum required amount(1)	≥ $	1,833	≥ $	1,207
Actual amount		$6,009		$5,649
Ratio		13.11%		18.71%

Combined Tier 1 and Tier 2 capital to risk-weighted assets:
Minimum required amount(2)	≥ $	3,667	≥ $	2,415
Amount required to meet “Well-Capitalized” category(3)	≥ $	4,584	≥ $	3,019
Actual amount		$6,434		$5,986
Ratio		14.04%		19.83%

(1)	The minimum required ratio of Tier 1 capital to risk-weighted assets is 4%.

(2)	The minimum required ratio of Tier 1 and Tier 2 capital to risk-weighted assets is 8%.

(3)	In order to be classified as a ‘well-capitalized’ institution, the ratio of Tier 1 and Tier 2 capital to risk-weighted assets must be 10% or more.

ANNEX D
FINANCIAL AND OTHER INFORMATION REGARDING
CAPITOL BANCORP LIMITED
The following items accompany this Proxy Statement/Prospectus as mailed to the shareholders of BOLV:
•	Report on Form 10-Q for period ended June 30, 2005

•	Report on Form 10-Q for period ended March 31, 2005

•	Annual report to shareholders for year ended December 31, 2004

•	Annual report on Form 10-K for year ended December 31, 2004

•	Proxy statement for Capitol’s Annual Meeting of Shareholders held on May 5, 2005

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ANNEX E
EXCERPTS OF NEVADA REVISED STATUTES
REGARDING DISSENTERS’ RIGHTS
NRS 92A.300 Definitions. As used in NRS 92A.300 to 92A.500, inclusive, unless the context otherwise requires, the words and terms defined in NRS 92A.305 to 92A.335, inclusive, have the meanings ascribed to them in those sections.
(Added to NRS by 1995, 2086)
NRS 92A.305 “Beneficial stockholder” defined. “Beneficial stockholder” means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.
(Added to NRS by 1995, 2087)
NRS 92A.310 “Corporate action” defined. “Corporate action” means the action of a domestic corporation.
(Added to NRS by 1995, 2087)
NRS 92A.315 “Dissenter” defined. “Dissenter” means a stockholder who is entitled to dissent from a domestic corporation’s action under NRS 92A.380 and who exercises that right when and in the manner required by NRS 92A.400 to 92A.480, inclusive.
(Added to NRS by 1995, 2087; A 1999, 1631)
NRS 92A.320 “Fair value” defined. “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
(Added to NRS by 1995, 2087)
NRS 92A.325 “Stockholder” defined. “Stockholder” means a stockholder of record or a beneficial stockholder of a domestic corporation.
(Added to NRS by 1995, 2087)
NRS 92A.330 “Stockholder of record” defined. “Stockholder of record” means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee’s certificate on file with the domestic corporation.
(Added to NRS by 1995, 2087)
NRS 92A.335 “Subject corporation” defined. “Subject corporation” means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter’s rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.
(Added to NRS by 1995, 2087)
NRS 92A.340 Computation of interest. Interest payable pursuant to NRS 92A.300 to 92A.500, inclusive, must be computed from the effective date of the action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.
(Added to NRS by 1995, 2087)
NRS 92A.350 Rights of dissenting partner of domestic limited partnership. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.
(Added to NRS by 1995, 2088)

NRS 92A.360 Rights of dissenting member of domestic limited-liability company. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.
(Added to NRS by 1995, 2088)
NRS 92A.370 Rights of dissenting member of domestic nonprofit corporation.
1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.
2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.
(Added to NRS by 1995, 2088)
NRS 92A.380 Right of stockholder to dissent from certain corporate actions and to obtain payment for shares.
1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:
(a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:
(1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or
(2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.
(b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner’s interests will be acquired, if his shares are to be acquired in the plan of exchange.
(c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.
2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.
(Added to NRS by 1995, 2087; A 2001, 1414, 3199)
NRS 92A.390 Limitations on right of dissent: Stockholders of certain classes or series; action of stockholders not required for plan of merger.
1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:
(a) The articles of incorporation of the corporation issuing the shares provide otherwise; or
(b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:
(1) Cash, owner’s interests or owner’s interests and cash in lieu of fractional owner’s interests of:
(I) The surviving or acquiring entity; or
(II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner’s interests of record; or

(2) A combination of cash and owner’s interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph (b).
2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.
(Added to NRS by 1995, 2088)
NRS 92A.400 Limitations on right of dissent: Assertion as to portions only to shares registered to stockholder; assertion by beneficial stockholder.
1. A stockholder of record may assert dissenter’s rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter’s rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.
2. A beneficial stockholder may assert dissenter’s rights as to shares held on his behalf only if:
(a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter’s rights; and
(b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.
(Added to NRS by 1995, 2089)
NRS 92A.410 Notification of stockholders regarding right of dissent.
1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters’ rights under NRS 92A.300 to 92A.500, inclusive, and be accompanied by a copy of those sections.
2. If the corporate action creating dissenters’ rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters’ rights that the action was taken and send them the dissenter’s notice described in NRS 92A.430.
(Added to NRS by 1995, 2089; A 1997, 730)
NRS 92A.420 Prerequisites to demand for payment for shares.
1. If a proposed corporate action creating dissenters’ rights is submitted to a vote at a stockholders’ meeting, a stockholder who wishes to assert dissenter’s rights:
(a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and
(b) Must not vote his shares in favor of the proposed action.
2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.
(Added to NRS by 1995, 2089; 1999, 1631)
NRS 92A.430 Dissenter’s notice: Delivery to stockholders entitled to assert rights; contents.
1. If a proposed corporate action creating dissenters’ rights is authorized at a stockholders’ meeting, the subject corporation shall deliver a written dissenter’s notice to all stockholders who satisfied the requirements to assert those rights.
2. The dissenter’s notice must be sent no later than 10 days after the effectuation of the corporate action, and must:
(a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;
(b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;
(c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter’s rights certify whether or not he acquired beneficial ownership of the shares before that date;
(d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and
(e) Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive. (Added to NRS by 1995, 2089)

NRS 92A.440 Demand for payment and deposit of certificates; retention of rights of stockholder.
1. A stockholder to whom a dissenter’s notice is sent must:
(a) Demand payment;
(b) Certify whether he, or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter’s notice for this certification; and
(c) Deposit his certificates, if any, in accordance with the terms of the notice.
2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.
3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter’s notice, is not entitled to payment for his shares under this chapter.
(Added to NRS by 1995, 2090; A 1997, 730)
NRS 92A.450 Uncertificated shares: Authority to restrict transfer after demand for payment; retention of rights of stockholder.
1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.
2. The person for whom dissenter’s rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are canceled or modified by the taking of the proposed corporate action.
(Added to NRS by 1995, 2090)
NRS 92A.460 Payment for shares: General requirements.
1. Except as otherwise provided in NRS 92A.470, within 30 days after receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:
(a) Of the county where the corporation’s registered office is located; or
(b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.
2. The payment must be accompanied by:
(a) The subject corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year and the latest available interim financial statements, if any;
(b) A statement of the subject corporation’s estimate of the fair value of the shares;
(c) An explanation of how the interest was calculated;
(d) A statement of the dissenter’s rights to demand payment under NRS 92A.480; and
(e) A copy of NRS 92A.300 to 92A.500, inclusive.
(Added to NRS by 1995, 2090)
NRS 92A.470 Payment for shares: Shares acquired on or after date of dissenter’s notice.
1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter’s notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.
2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters’ right to demand payment pursuant to NRS 92A.480.
(Added to NRS by 1995, 2091)
NRS 92A.480 Dissenter’s estimate of fair value: Notification of subject corporation; demand for payment of estimate.
1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of his shares and interest due, if he believes that the amount paid pursuant to NRS 92A.460 or offered pursuant to NRS 92A.470 is less than the fair value of his shares or that the interest due is incorrectly calculated.
2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.
(Added to NRS by 1995, 2091)
NRS 92A.490 Legal proceeding to determine fair value: Duties of subject corporation; powers of court; rights of dissenter.
1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.
3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
5. Each dissenter who is made a party to the proceeding is entitled to a judgment:
(a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or
(b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS 92A.470.
(Added to NRS by 1995, 2091)
NRS 92A.500 Legal proceeding to determine fair value: Assessment of costs and fees.
1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.
2. The court may also assess the fees and expenses of the counsel and experts for the respective parties, in amounts the court finds equitable:
(a) Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or
(b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.
3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.
4. In a proceeding commenced pursuant to NRS 92A.460, the court may assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.
5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68 or NRS 17.115.
(Added to NRS by 1995, 2092)

PART II
Item 20. Indemnification of Directors and Officers.
          Sections 561 — 571 of the Michigan Business Corporation Act (“MBCA”), grant the Registrant broad powers to indemnify any person in connection with legal proceedings brought against him by reason of his present or past status as an officer or director of the Registrant, provided that the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The MBCA also gives the Registrant powers to indemnify any such person against reasonable expenses in connection with any action by or in the right of the Registrant, provided the person acted in good faith and in a manner he reasonably believed to be in (when acting in an official capacity) or not opposed to (when acting in all other circumstances) the best interests of the Registrant, except that no indemnification may be made if such person is adjudged to be liable to the Registrant, or in connection with any proceeding charging improper personal benefit to the director whether or not involving action in the director’s official capacity, in which the director was held liable on the basis that the personal benefit was improperly received by the director. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the Registrant is required by the MBCA to indemnify him against expenses, including attorneys’ fees, that are actually and reasonably incurred by him in connection therewith.
          The Registrant’s Articles of Incorporation contain provisions entitling directors and executive officers of the Registrant to indemnification against certain liabilities and expenses to the full extent permitted by Michigan law.
          Under an insurance policy maintained by the Registrant, the directors and officers of the Registrant are insured within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors and officers.
Item 21. Exhibits And Financial Statement Schedules.

(a)	Exhibits.

Reference is made to the Exhibit Index at Page II-7 of the Registration Statement.

(b)	All Financial Statements Schedules are omitted in the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2004 because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto that are incorporated herein by reference.
Item 22. Undertakings.

(A)	The undersigned Registrant hereby undertakes:

	(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

		(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement; provided, however, that the undertakings set forth in paragraphs (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this registration statement.

	(2)	That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time be deemed to be the initial bona fide offering thereof.

	(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(B)	The undersigned Registrant hereby undertakes, that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(C)	The undersigned Registrant hereby undertakes:

	(1)	That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

	(2)	That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(D)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(E)	The undersigned Registrant hereby undertakes:

	(1)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

	(2)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lansing, Michigan on October 5, 2005.

CAPITOL BANCORP LIMITED
By:	/s/ JOSEPH D. REID
JOSEPH D. REID
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph D. Reid, Cristin Reid English, and Lee W. Hendrickson and each of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 5, 2005.

Signature	Title

/s/ JOSEPH D. REID	Chairman of the Board and
JOSEPH D. REID	Chief Executive Officer, Director (Principal Executive Officer)

/s/ LEE W. HENDRICKSON	Executive Vice President and
LEE W. HENDRICKSON	Chief Financial Officer (Principal Financial and Accounting Officer)

Executive Vice President, Director
/s/ ROBERT C. CARR
ROBERT C. CARR

Secretary, Director

DAVID O’LEARY

Director

LOUIS G. ALLEN

Director

PAUL R. BALLARD

Director
/s/ DAVID L. BECKER
DAVID L. BECKER

Director

DOUGLAS E. CRIST

Director
/s/ MICHAEL J. DEVINE
MICHAEL J. DEVINE

Director

JAMES C. EPOLITO

Director
/s/ GARY A. FALKENBERG
GARY A. FALKENBERG

Director

JOEL I. FERGUSON

Signature	Title

/s/ KATHLEEN A. GASKIN	Director

KATHLEEN A. GASKIN

/s/ H. NICHOLAS GENOVA	Director

H. NICHOLAS GENOVA

Director

MICHAEL F. HANNLEY

/s/ LEWIS D. JOHNS	Director

LEWIS D. JOHNS

Director

MICHAEL L. KASTEN

/s/ JOHN S. LEWIS	President, Western Regions, Director

JOHN S. LEWIS

/s/ LEONARD MAAS	Director

LEONARD MAAS

Director

LYLE W. MILLER

Director

KATHRYN L. MUNRO

/s/ CRISTIN REID ENGLISH	Chief Operating Officer, Director

CRISTIN REID ENGLISH

/s/ RONALD K. SABLE	Director

RONALD K. SABLE

/s/ MYRL D. NOFZIGER	Director

MYRL D. NOFZIGER

EXHIBIT INDEX

Exhibit No.	Description

2.1	Plan of Share Exchange (included in the Proxy Statement/Prospectus as Annex A).

5	Opinion of Brian K. English, General Counsel, as to the validity of the shares.

8	Tax Opinion of Miller, Canfield, Paddock and Stone, P.L.C.

23.1a	Consent of BDO Seidman, LLP.

23.1b	Consent of BDO Seidman, LLP.

23.2	Consent of Miller, Canfield, Paddock and Stone, PLC (included in Exhibit 8).

23.4	Consent of Howe Barnes Investments, Inc. (financial advisor).

24	Power of Attorney (included on the signature page of the Registration Statement).

99	Form of proxy for the Annual Meeting of Shareholders of Bank of Las Vegas.